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Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-213234.

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 10, 2017

Prospectus Supplement
July    , 2017
(To Prospectus Dated August 19, 2016)

US$

Enbridge Inc.

US$                    % Fixed-to-Floating Rate Subordinated Notes Series 2017-A due 2077
Preference Shares, Series 2017-A Issuable Upon Automatic Conversion

          We are offering US$            aggregate principal amount of        % Fixed-to-Floating Rate Subordinated Notes Series 2017-A due                         , 2077 (the "Notes"). The Notes will mature on                        , 2077 (the "Maturity Date"). We will pay interest on the Notes at a fixed rate of        % per year in equal semi-annual installments on            and            of each year until                        , 2027, payable in arrears. Thereafter, we will pay interest on the Notes on every             ,            ,             and            of each year during which the Notes are outstanding until                        , 2077 (each such semi-annual or quarterly date, as applicable, an "Interest Payment Date"). Starting on                        , 2027, and on every            ,            ,             and            of each year during which the Notes are outstanding thereafter until                        , 2077 (each such date, an "Interest Reset Date"), the interest rate on the Notes will be reset at an interest rate per annum equal to (i) starting on, 2027, on every Interest Reset Date until                        , 2047, the three month LIBOR plus        %, payable in arrears and (ii) starting on                        , 2047, on every Interest Reset Date until                        , 2077, the three month LIBOR plus        %, payable in arrears. So long as no event of default has occurred and is continuing, we may elect, at our sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a "Deferral Period"). Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. No Deferral Period may extend beyond the Maturity Date.

          The Notes, including accrued and unpaid interest thereon, will be converted automatically (an "Automatic Conversion"), without the consent of the holders thereof (the "Noteholders"), into shares of a newly-issued series of our preference shares, designated as Preference Shares, Series 2017-A (the "Conversion Preference Shares") upon the occurrence of an Automatic Conversion Event (as hereinafter defined). As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in our interest to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond our control. On or after                        , 2027, we may, at our option, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Prior to the initial Interest Reset Date and within 90 days of a Tax Event (as hereinafter defined), we may, at our option, redeem all (but not less than all) of the Notes at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Prior to the initial Interest Reset Date and within 90 days of a Rating Event (as hereinafter defined), we may, at our option, redeem all (but not less than all) of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

          See "Description of the Notes — General."

          This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States of America (the "United States"), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and are subject to Canadian and United States auditing and auditor independence standards.

          Prospective investors should be aware that the acquisition of the Notes may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement or in the accompanying prospectus. You should read the tax discussion under "Material Income Tax Considerations" in this prospectus supplement.

          The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated and organized under the laws of Canada, that most of our officers and directors are residents of Canada, that some of the experts named in this prospectus supplement or the accompanying prospectus are residents of Canada, and that all or a substantial portion of our assets and said persons are located outside the United States.

          Certain of the underwriters are, directly or indirectly, affiliates of banks or other financial institutions that are lenders to us and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of such underwriters under applicable Canadian securities laws. See "Underwriting."

          Investing in the Notes involves risks. See "Risk Factors" beginning on page S-13 of this prospectus supplement.

	Per Note	Total
Public offering price	%	US$
Underwriting commission	%	US$
Proceeds to us (before expenses)%		US$

          Interest on the Notes will accrue from                        , 2017.

          The Notes have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect to deliver the Notes to the purchasers in book-entry form through the facilities of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about                        , 2017.

Joint Book-Running Managers

Deutsche Bank Securities	Barclays	Citigroup

Credit Suisse	HSBC

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Notes we are offering. The accompanying base shelf prospectus, dated August 19, 2016, is referred to as the "prospectus" in this prospectus supplement.

        We are responsible for the information contained and incorporated by reference in this prospectus supplement, the accompanying prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should bear in mind that although the information contained in, or incorporated by reference in this prospectus supplement or the accompanying prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus supplement or the accompanying prospectus and by any subsequently filed prospectus amendments.

        If the description of the Notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or "$." "U.S. dollars" or "US$" means the lawful currency of the United States. Unless otherwise indicated, all financial information included in this prospectus supplement, the prospectus and any document incorporated by reference is determined using U.S. GAAP. "U.S. GAAP" means generally accepted accounting principles in the United States. Except as set forth under "Description of Notes" and unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Enbridge," the "Corporation," "we," "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

S-i

Prospectus Supplement

Prospectus

        We expect that delivery of the Notes will be made against payment therefor on or about            , 2017, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as "T+4"). You should note that trading of the Notes on the date hereof may be affected by the T+4 settlement cycle. See "Underwriting."

S-ii

EXCHANGE RATE DATA

        The following table sets forth certain exchange rates based on rates in Toronto, Ontario as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per $1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00. On July 7, 2017, the inverse of the daily exchange rate was US$0.7760 per $1.00.

			Year Ended December 31,
	Three Months Ended March 31, 2017
			2016	2015	2014
Low	US$	0.7405	0.6854	0.7148	0.8589
High	US$	0.7690	0.7972	0.8527	0.9422
Period End	US$	0.7506	0.7448	0.7225	0.8620
Average	US$	0.7555	0.7555	0.7820	0.9054

Source: Bank of Canada website.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The prospectus and this prospectus supplement, including the documents incorporated by reference into the prospectus and this prospectus supplement, contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). This information has been included to provide readers with information about the Corporation and its subsidiaries and affiliates, including management's assessment of the Corporation's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in the prospectus and this prospectus supplement include, but are not limited to, statements with respect to the following: expected earnings before interest and taxes ("EBIT") or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected available cash flow from operations ("ACFFO"); expected future cash flows; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Corporation's commercially secured growth program; expected future growth and expansion opportunities; expectations about the Corporation's joint venture partners' ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; this offering, including the closing date thereof and the expected use of proceeds; expectations regarding the impact of the Merger Transaction (as defined below) including the combined Corporation's scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy; dividend growth and dividend payout expectation; expectations on impact of hedging program; and the regulatory framework and recovery of deferred costs by Enbridge Gas New Brunswick Inc.

        Although the Corporation believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids ("NGL") and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Corporation's projects; anticipated in-service dates; weather; the timing and completion of this offering; the realization of anticipated benefits and synergies of the Merger Transaction, governmental legislation, acquisitions and the timing thereof; the success of integration plans; impact of the dividend policy on the Corporation's future cash flows; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss); expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates and may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Corporation; expected EBIT, adjusted EBIT, earnings(/loss), adjusted earnings/(loss) and associated per share amounts, ACFFO or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

        The Corporation's forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, adjusted EBIT, adjusted earnings and adjusted earnings per share guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, regulatory parameters, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in the prospectus and this prospectus supplement and in documents incorporated by reference into the prospectus and this prospectus supplement. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and the Corporation's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable law, the Corporation assumes no obligation to publicly update or revise any forward-looking statements made in the prospectus and this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to the Corporation or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

        For more information on forward-looking statements, the assumptions underlying them, and the risks and uncertainties affecting them, see "Special Note Regarding Forward-Looking Statements" in the prospectus and "Risk Factors" in this prospectus supplement and the prospectus.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of the Corporation, filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying prospectus:

  •
  annual information form of the Corporation dated February 17, 2017 for the year ended December 31, 2016, included as an exhibit to the Corporation's Form 40-F for the year ended December 31, 2016, filed with the SEC on February 17, 2017;

  •
  consolidated comparative financial statements of the Corporation as at and for the years ended December 31, 2016 and 2015 and the auditors' report thereon, filed on Form 6-K with the SEC on April 6, 2017;

  •
  management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2016, filed on Form 6-K with the SEC on April 6, 2017;

  •
  unaudited interim consolidated comparative financial statements of the Corporation as at and for the three months ended March 31, 2017, filed on Form 6-K with the SEC on May 11, 2017;

  •
  management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2017, filed on Form 6-K with the SEC on May 11, 2017;

  •
  business acquisition report ("BAR") of the Corporation dated May 10, 2017 relating to the acquisition by the Corporation, effective February 27, 2017, of all the outstanding common stock of Spectra Energy Corp ("Spectra Energy") pursuant to a stock-for-stock merger transaction (the "Merger Transaction"), filed on Form 6-K with the SEC on June 2, 2017, and consent of Deloitte & Touche LLP to inclusion herein of their report included in the BAR, filed on Form 6-K/A with the SEC on June 12, 2017;

  •
  material change report of the Corporation dated March 3, 2017 relating to the completion of the Merger Transaction, filed on Form 6-K with the SEC on March 6, 2017;

  •
  management information circular of the Corporation dated March 13, 2017 relating to the annual meeting of the shareholders of the Corporation held on May 11, 2017, filed on Form 6-K with the SEC on April 6, 2017; and

  •
  management information circular of the Corporation dated November 10, 2016 relating to the special meeting of shareholders held on December 15, 2016 (the "Transaction Circular"), filed on Form 6-K with the SEC on November 15, 2016.

        The fairness opinion prepared by RBC Dominion Securities Inc. dated September 5, 2016 appended as Appendix D to the Transaction Circular and the summaries thereof at pages 23 and 66 to 67 of the Transaction Circular are not incorporated into this prospectus supplement or the prospectus. The fairness opinion prepared by Credit Suisse Securities (Canada), Inc. dated September 5, 2016 appended as Appendix C to the Transaction Circular and the summaries thereof at pages 22 to 23 and 66 of the Transaction Circular are not incorporated into this prospectus supplement or the prospectus.

        Any documents of the type referred to above, and material change reports (excluding confidential material change reports) subsequently filed by the Corporation with the various securities commissions or similar regulatory authorities in each of the provinces of Canada after the date of this prospectus supplement and prior to the termination of any offering of Securities shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and the registration statement of which this prospectus supplement and the accompanying prospectus form a part, if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F (and amendment thereto) are available on the SEC's website at www.sec.gov.

        Any statement contained in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. For the avoidance of doubt, the financial statements of Spectra Energy as well as the pro forma financial statements forming part of and contained in the Transaction Circular, including the summary descriptions thereof, do not form part of this prospectus supplement as such financial information was modified and superseded by the financial information forming part of and contained within the BAR.

        In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein and in the prospectus.

        Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 200, 425 — 1st Street S.W., Calgary, Alberta, Canada T2P 3L8 (telephone (403) 231-3900).

SUMMARY

        This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Notes. You should read this entire prospectus supplement and the accompanying prospectus carefully.

 The Corporation

        Enbridge was incorporated under the Companies Ordinance of the Northwest Territories and was continued under the Canada Business Corporations Act. The Corporation is a leading North American energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. As a transporter of energy, the Corporation delivers an average of 2.8 million barrels of crude oil each day through its Mainline and Express Pipeline, and accounts for approximately 64% of United States bound Canadian crude oil exports. The Corporation also moves approximately 20% of all natural gas consumed in the United States, serving key supply basins and demand markets. As a distributor of energy, the Corporation's regulated utilities serve approximately 3.5 million retail customers in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, the Corporation has a growing involvement in electricity infrastructure with interests in more than 2,500 megawatts (net) of renewable generating capacity, and an expanding offshore wind portfolio in Europe.

        Enbridge is a public company trading on both the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ENB". Enbridge's principal executive offices are located at Suite 200, 425 - 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, and its telephone number is (403) 231-3900.

 The Offering

        In this section, the terms "Corporation," "Enbridge," "we," "us" or "our" refer only to Enbridge Inc. and not to its subsidiaries.

Issuer	Enbridge Inc.
Securities Offered	US$ million aggregate principal amount of % Fixed-to-Floating Rate Subordinated Notes Series 2017-A due 2077 (the "Notes").
Maturity Date	The Notes will mature on , 2077.
Use of Proceeds

We estimate that the net proceeds of the offering of the Notes, after deducting underwriting commissions and the estimated expenses of the offering, will be approximately US$            . We intend to use the net proceeds from this offering to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes. See "Use of Proceeds" in this prospectus supplement.

Interest	We will pay interest on the Notes at a fixed rate of % per year in equal semi-annual installments on and of each year until , 2027, beginning on , 2018.

After                , 2027, we will pay interest on the Notes on every            ,            ,             and            of each year during which the Notes are outstanding until                        , 2077 (each such semi-annual or quarterly date, as applicable, an "Interest Payment Date").

From the issue date of the Notes to, but excluding,                 , 2027, the interest rate on the Notes will be fixed at    % per annum, payable in arrears. Starting on                        , 2027, and on every            ,             ,            and            of each year during which the Notes are outstanding thereafter until                        , 2077 (each such date, an "Interest Reset Date"), the interest rate on the Notes will be reset as follows:

(i) starting on                        , 2027, on every Interest Reset Date, until                        , 2047, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus    %, payable in arrears, with the first payment at such rate being on                        , 2027; and

(ii) starting on                        , 2047, on every Interest Reset Date, until                        , 2077, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus    %, payable in arrears, with the first payment at such rate being on                        , 2047.

Deferral Right

So long as no event of default has occurred and is continuing, we may elect, at our sole option, at any date other than an Interest Payment Date (a "Deferral Date") to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a "Deferral Period"). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the indenture governing the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where we pay all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date.

Dividend Stopper Undertaking

Unless we have paid all accrued and payable interest on the Notes, subject to certain exceptions, we will not (i) declare any dividends on our preference shares and Common Shares (the "Dividend Restricted Shares") or pay any interest on any class or series of our indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes as to distributions upon liquidation, dissolution or winding-up (the "Parity Notes"), (ii) redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Notes, or (iii) make any payment to holders of any of the Dividend Restricted Shares or any of the Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively (the "Dividend Stopper Undertaking").

It is in our interest to ensure that interest on the Notes is timely paid so as to avoid triggering the Dividend Stopper Undertaking. See "Description of the Notes — Dividend Stopper Undertaking" and "Risk Factors."

Automatic Conversion

The Notes, including accrued and unpaid interest thereon, will be converted automatically ("Automatic Conversion"), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2017-A (the "Conversion Preference Shares") upon the occurrence of: (i) the making by Enbridge of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada), (ii) any proceeding instituted by Enbridge seeking to adjudicate it a bankrupt or insolvent, or, where Enbridge is insolvent, seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over Enbridge or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada; or (iv) any proceeding is instituted against Enbridge seeking to adjudicate it a bankrupt or insolvent or, where Enbridge is insolvent, seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for Enbridge or any substantial part of its property and assets in circumstances where Enbridge is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur, including the entry of an order for relief against Enbridge or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets (each, an "Automatic Conversion Event").

The Automatic Conversion shall occur upon an Automatic Conversion Event (the "Conversion Time"). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, the Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by the Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such Noteholder as a debtholder of Enbridge shall automatically cease. At the Conversion Time, Noteholders will receive one Conversion Preference Share for each US$1,000 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes by US$1,000.

Upon an Automatic Conversion of the Notes, Enbridge reserves the right not to issue some or all, as applicable, of the Conversion Preference Shares to any person whose address is in, or whom Enbridge or its transfer agent has reason to believe is a resident of, any jurisdiction outside of Canada and the United States to the extent that: (i) the issuance or delivery by Enbridge to such person, upon an Automatic Conversion of Conversion Preference Shares, would require Enbridge to take any action to comply with securities or analogous laws of such jurisdiction, or (ii) withholding tax would be applicable in connection with the delivery to such person of Conversion Preference Shares upon an Automatic Conversion ("Ineligible Persons"). In such circumstances, Enbridge will hold all Conversion Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such Conversion Preference Shares through a registered dealer retained by Enbridge for the purpose of effecting the sale (to parties other than Enbridge, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons of such Conversion Preference Shares.

As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in the interest of Enbridge to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond our control. See "Description of the Notes — Automatic Conversion," "Description of Conversion Preference Shares" and "Risk Factors."

Redemption Right

On or after                        , 2027, we may, at our option, on giving not more than 60 nor less than 30 days' notice to the Noteholders, redeem the Notes, in whole at any time or in part from time to time on any Interest Payment Date. The redemption price per US$1,000 principal amount of Notes redeemed on any Interest Payment Date will be 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued. See "Description of the Notes — Redemption Right."

Redemption on Tax Event or Rating Event

Prior to the initial Interest Reset Date and within 90 days of a Tax Event, we may, at our option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of such Notes equal to 100% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See "Description of the Notes — Redemption on Tax Event or Rating Event."

Prior to the initial Interest Reset Date and within 90 days of a Rating Event, we may, at our option, redeem all (but not less than all) of the Notes at a redemption price per US$1,000 principal amount of the Notes equal to 102% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption. See "Description of the Notes — Redemption on Tax Event or Rating Event."

Additional Covenants

In addition to the Dividend Stopper Undertaking, we will covenant for the benefit of the Noteholders that we will not create or issue any preference shares which, in the event of insolvency or winding-up of the Corporation, would rank in right of payment in priority to the Conversion Preference Shares.

Subordination

The Notes will be our direct unsecured subordinated obligations. The payment of principal and interest on the Notes will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of our subsidiaries.

"Senior Indebtedness" means obligations (other than non-recourse obligations, the Notes or any other obligations specifically designated as being subordinate in right of payment to such obligations) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation.

Payment of Additional Amounts

All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present, or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Canadian Taxes"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts as may be necessary so that the net amount received by each Noteholder after such withholding or deduction shall not be less than the amount such Noteholder would have received if such Canadian Taxes had not been withheld or deducted, subject to certain exceptions. See "Description of the Notes — Payment of Additional Amounts." No additional amounts will be paid by the Corporation on dividends paid or deemed to be paid on the Conversion Preference Shares.

Conflicts of Interest

We may have outstanding existing indebtedness owing to certain of the underwriters and affiliates of such underwriters, a portion of which we may repay with the net proceeds from this offering. See "Use of Proceeds." As a result, one or more of such underwriters or their affiliates may receive more than 5% of the net proceeds from this offering in the form of repayment of such existing indebtedness. Accordingly, this offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

Form

The Notes will be represented by fully registered global Notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes — Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus, Notes in certificated form will not be issued.

Governing Law

The Notes and the indenture governing the Notes will be governed by the laws of the State of New York, except for the subordination provisions in Article 7 of the third supplemental indenture to the indenture governing the Notes, which will be governed by the laws of the Province of Alberta.

Conversion Preference Shares

        The Conversion Preference Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the board of directors of Enbridge, subject to the Canada Business Corporations

Act at the same rate as the interest rate that would have accrued on the Notes (had the Notes remained outstanding) as described under "Description of the Notes — Interest and Maturity") (the "Perpetual Preference Share Rate"), payable on each semi-annual or quarterly dividend payment date, as the case may be, subject to any applicable withholding tax. See "Description of Conversion Preference Shares."

RISK FACTORS

        You should consider carefully the following risks and other information contained in and incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding to invest in the Notes. The following risks and uncertainties could materially and adversely affect our financial condition and results of operations. In that event, the value of our securities, including the Notes and the Conversion Preference Shares, or our ability to meet our obligations under the Notes or the Conversion Preference Shares, may be adversely affected.

 Risks Related to the Notes

We are a holding company and as a result are dependent on our subsidiaries to generate sufficient cash and distribute cash to us to service our indebtedness, including the Notes.

        Our ability to make payments on our indebtedness, fund our ongoing operations and invest in capital expenditures and any acquisitions will depend on our subsidiaries' ability to generate cash in the future and distribute that cash to us. It is possible that our subsidiaries may not generate cash from operations in an amount sufficient to enable us to service our indebtedness, including the Notes. The Notes are U.S. dollar-denominated obligations and a substantial portion of our subsidiaries' revenues are denominated in Canadian dollars. Fluctuations in the exchange rate between the U.S. and Canadian dollar may adversely affect our ability to service or refinance our U.S. dollar-denominated indebtedness, including the Notes.

Noteholders will only have rights as an equity holder in the event of insolvency.

        In the event of the occurrence of the Automatic Conversion, with the result that the Noteholders receive Conversion Preference Shares on conversion of such Notes, the only claim or entitlement of each Noteholder will be in its capacity as a shareholder of the Corporation. See "Description of Notes — Automatic Conversion" and "Risks Related in an Investment in Conversion Preference Shares — Insolvency or Winding-Up."

The Notes are subordinated in right of payment to all of our current and future senior indebtedness and structurally subordinated to the indebtedness of our subsidiaries.

        Our obligations under the Notes will be subordinated in right of payment to all of our current and future obligations (other than non-recourse obligations, the Notes or any other obligations specifically designated as being subordinate in right of payment to such obligations) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the forgoing) or other similar instruments, and amendments, renewals, extensions, modifications and refunding of any such indebtedness or obligation ("Senior Indebtedness"). This means that we will not be permitted to make any payments on the Notes if we default on a payment of principal of, premium, if any, or interest on any such Senior Indebtedness or there shall occur an event of default under such Senior Indebtedness and we do not cure the default within the applicable grace period, if the holders of the Senior Indebtedness have the right to accelerate the maturity of such indebtedness or if the terms of such Senior Indebtedness otherwise restrict us from making payments to junior creditors. See "Description of the Notes — Subordination." Our Senior Indebtedness as of July 7, 2017 was approximately $64,744 million.

        In addition to the contractual subordination described above, the Notes are not guaranteed by our subsidiaries (including partnerships and joint ventures through which we conduct business) and are thus structurally subordinated to all of the debt of these subsidiaries, partnerships and joint ventures. The Corporation's interests in its subsidiaries and the partnerships and joint ventures through which it conducts business generally consist of equity interests, which are residual claims on the assets of those entities after their creditors are satisfied. As at March 31, 2017, the long-term debt (excluding current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of the Corporation's subsidiaries totaled approximately $60,736 million.

        The indenture governing the Notes restricts our ability to incur liens, but places no such restriction on our subsidiaries or the partnerships and joint ventures through which we conduct business. Holders of parent company indebtedness that is secured by parent company assets will have a claim on the assets securing the indebtedness that is prior in right of payment to our general unsecured creditors, including you as a Noteholder. The indenture governing the Notes permits us to incur additional liens as described under "Description of Debt Securities — Covenants Limitation on Security Interests" in the accompanying prospectus.

        Furthermore, in the event of an insolvency or liquidation of the Corporation, the claims of creditors of the Corporation would be entitled to a priority payment over the claims of holders of equity interests of the Corporation, such as the Conversion Preference Shares. See "Risks Related to the Notes — Rights only as an Equity Holder in the Event of Insolvency" and "Risks Related to an Investment in Conversion Preference Shares — Insolvency or Winding-up."

We may redeem the Notes before they mature.

        The Corporation may redeem the Notes in the circumstances described under "Description of the Notes — Redemption Right" and "— Redemption on Tax Event or Rating Event." These redemption rights may, depending on prevailing market conditions at the time, create reinvestment risk for the Noteholders in that they may be unable to find a suitable replacement investment with a comparable return to the Notes.

We may defer interest payments on the Notes at our sole option.

        So long as no event of default has occurred and is continuing, subject to certain exceptions, we may elect, at our sole option, to defer the interest payable on the Notes on one or more occasions for up to five consecutive years as described under "Description of the Notes — Deferral Rights." There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Notes and the indenture governing the Notes.

The tax treatment of the Notes for U.S. federal income tax purposes is uncertain.

        There is no authority that addresses the tax treatment of an instrument, such as the Notes, that is denominated as a debt instrument but that provides for an Automatic Conversion into Conversion Preference Shares. It is therefore unclear whether the Notes should be treated as equity or debt of Enbridge for U.S. federal income tax purposes. We believe, however, that the Notes should be treated as equity of Enbridge for U.S. federal income tax purposes, and the terms of the Notes require a U.S. holder (as defined below) and Enbridge (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the Notes for U.S. federal income tax purposes in accordance with such characterization. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that the Notes could be treated as debt of Enbridge for U.S. federal income tax purposes, in which case you may be subject to adverse tax consequences, as discussed in "Material Income Tax Considerations — Material United States Federal Income Tax Considerations — Alternative Treatments."

Risks Related to the Conversion Preference Shares

There is currently no market for the Conversion Preference Shares.

        There is currently no market through which the Conversion Preference Shares may be sold and purchasers of Notes that are subsequently converted into Conversion Preference Shares may not be able to resell the Conversion Preference Shares. The price offered to the public for the Notes and the principal amount of Notes to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Note may bear no relationship to the price at which the Conversion Preference Shares issuable on conversion of the Notes may trade subsequent to this offering. The Corporation cannot predict at what price the Conversion Preference Shares may trade and there can be no assurance that an active trading market will develop for the Conversion Preference Shares or, if developed, that such market will be sustained. The Corporation is under no obligation to list the Conversion Preference Shares on any stock exchange or other market.

The right of holders of Conversion Preference Shares to receive dividends is subject to the discretion of the Corporation's board of directors.

        Holders of Conversion Preference Shares will not have a right to dividends on such shares unless declared by the Corporation's board of directors. The declaration of dividends is in the discretion of the board of directors even if the Corporation has sufficient funds, net of its liabilities, to pay such dividends. Provisions of various trust indentures and credit arrangements to which the Corporation is a party restrict the Corporation's ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation's ability to declare and pay dividends on the Conversion Preference Shares. In addition, the Corporation may not declare or pay a dividend if there are reasonable grounds for believing that: (i) the Corporation is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of its outstanding shares. Liabilities of the Corporation will include those arising in the course of its business, indebtedness, including inter-company debt, and amounts, if any, that are owing by the Corporation under guarantees in respect of which a demand for payment has been made. In addition, a dividend (including a deemed dividend) received on Conversion Preference Shares may be subject to Canadian non-resident withholding tax and, if any such dividends are so subject, no additional amounts will be payable to holders of Conversion Preference Shares in respect of such withholding tax. See "Certain Canadian Federal Income Tax Considerations — Conversion Preference Shares — Dividends."

Credit ratings applied to the Notes and the Conversion Preference Shares may affect the market price or value and the liquidity of the Conversion Preference Shares.

        The credit ratings applied to the Notes and the Conversion Preference Shares issuable on conversion of the Notes are an assessment by Moody's Investors Service, Inc. ("Moody's"), Standard & Poor's Ratings Services ("S&P"), DBRS Limited ("DBRS") and Fitch Ratings, Inc. ("Fitch") of the Corporation's ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Changes in credit ratings of the Notes and the Conversion Preference Shares issuable on conversion of the Notes may affect the market price or value and the liquidity of the Conversion Preference Shares. There is no assurance that any credit rating assigned to the Notes or the Conversion Preference Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

The Conversion Preference Shares will be treated as equity in the event of an insolvency or winding-up of the Corporation.

        The Conversion Preference Shares are equity capital of the Corporation which rank equally with the Corporation's other preference shares, if any, in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation's assets must be used to pay debt and other liabilities before payments may be made on the Conversion Preference Shares and other preference shares, if any.

The Conversion Preference Shares do not have a fixed maturity date.

        The Conversion Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Conversion Preference Shares. The ability of a holder to liquidate its holdings of Conversion Preference Shares may be limited.

The Corporation may choose to redeem the Conversion Preference Shares from time to time.

        The Corporation may choose to redeem the Conversion Preference Shares from time to time, in accordance with its rights described under "Description of Conversion Preference Shares — Redemption of Conversion Preference Shares." The amount payable upon redemption may be subject to withholding tax. In addition, if prevailing interest rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Conversion Preference Shares being redeemed. The Corporation's redemption right also may adversely impact a purchaser's ability to sell Conversion Preference Shares.

No additional amounts will be paid on dividends on the Conversion Preference Shares.

        No additional amounts will be paid by the Corporation on dividends paid or deemed to be paid on the Conversion Preference Shares.

Holders of Conversion Preference Shares will have limited voting rights.

        Holders of Conversion Preference Shares will not be entitled to receive notice of or to attend or vote at meetings of the shareholders of the Corporation, except as required by law. See "Description of Conversion Preference Shares — Voting Rights."

Risks Related to our Business

        You should carefully consider the risks identified and discussed in the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016 filed with the SEC (filed on Form 6-K with the SEC on April 6, 2017) at www.sec.gov):

        Liquids Pipelines — Business Risks (pages 63 to 65); Gas Distribution — Business Risks (pages 68 to 69); Gas Pipelines & Processing (including Aux Sable — Business Risks (page 73); Alliance Pipeline — Business Risks (pages 74 to 75); Vector Pipeline — Business Risks (page 76); Canadian Midstream — Business Risks (page 77); Enbridge Offshore Pipelines — Business Risks (page 78); US Midstream — Business Risks (page 79)); Green Power and Transmission — Business Risks (page 82); Energy Services — Business Risks (page 83); Risk Management and Financial Instruments (pages 97 to 99); and General Business Risks (pages 99 to 102).

Risks Related to the Merger Transaction and Integration of Spectra Energy's Business

        You should carefully consider the risks relating to the Merger Transaction and Spectra Energy's business identified and discussed in:

          (1)   the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operation for the year ended December 31, 2016 filed with the SEC (filed on Form 6-K with the SEC on April 6, 2017) at www.sec.gov):

          General Business Risks — Strategic and Commercial Risks (pages 99 to 101);

          (2)   the management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2017, which is incorporated herein by reference (the page references below are to the management's discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2017 filed with the SEC (filed on Form 6-K with the SEC on May 11, 2017) at www.sec.gov):

          US Gas Transmission — Business Risks (pages 22 to 23); and Canadian Midstream — Business Risks (page 24); and

          (3)   the Transaction Circular, which is incorporated herein by reference (the page references below are to the Transaction Circular filed with the SEC (filed on Form 6-K with the SEC on November 15, 2016) at www.sec.gov):

          Risk Factors — Risks Relating to the Merger — The combined company may not realize all of the anticipated benefits of the Merger (pages 32 to 33); Risk Factors — Risks Relating to the Merger — Significant demands will be placed on Enbridge as a result of the Merger (page 34); Risk Factors — Risks Relating to the Merger — Additional capital requirements (page 34); Risk Factors — Risks Relating to the Merger — The credit rating of the combined company will be subject to ongoing evaluation (page 34); Risk Factors — Risks Relating to the Merger — The unaudited pro forma condensed consolidated financial information of Spectra Energy and Enbridge is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the merger (pages 34 to 35); Risk Factors — Risks Relating to the Merger — Future changes to Canadian, U.S. and foreign tax laws could adversely affect the combined company (page 36); and Risk Factors — Risks Relating to Spectra Energy's Business (page 38).

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as of March 31, 2017 on an actual basis and on an as adjusted basis to give effect to the issuance and sale of the Notes offered by this prospectus supplement. You should read this table together with our unaudited consolidated financial statements for the three months ended March 31, 2017 and the unaudited pro forma condensed consolidated financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. All U.S. dollar amounts in the following table have been converted to Canadian dollars using the exchange rate on March 31, 2017 of US$0.7506 per $1.00.

	As of March 31, 2017
	Actual	As Adjusted for the Notes(3)
	(millions of dollars)
Long-term debt (excluding current portion)(1)	$60,736 (2)		$60,736
Notes offered hereby (US$ )	—
Total long-term debt	60,736
Shareholders' equity:
Preference shares	7,255		7,255
Common shares	48,147		48,147
Additional paid-in capital	3,426		3,426
Retained deficit	(426)		(426)
Accumulated other comprehensive income	1,438		1,438
Reciprocal shareholding	(102)		(102)

Total Enbridge Inc. shareholders' equity	59,738		59,738

Total capitalization	$120,474	$

(1)
As at March 31, 2017, long-term debt included $13,015 million of outstanding commercial paper borrowings and credit facility draws.

(2)
Does not reflect (i) the issuance by the Corporation of $750,000,000 aggregate principal amount of floating rate notes on May 24, 2017, $1,200,000,000 aggregate principal amount of medium term notes on June 8, 2017, US$500,000,000 aggregate principal amount of floating rate notes on June 15, 2017 and US$1,400,000,000 aggregate principal amount of medium term notes on July 7, 2017, (ii) the issuance by Spectra Energy Partners, LP of US$400,000,000 aggregate principal amount of floating rate notes on June 7, 2017, (iii) the cash tender offer by Spectra Energy Capital, LLC for US$267,279,000 of its senior unsecured notes, which settled on July 7, 2017, or (iv) the decrease in the Corporation's commercial paper, letters of credit and credit facility draws by approximately $956 million, which occurred subsequent to March 31, 2017.

(3)
The "as adjusted" column does not account for the purchase of any notes by Spectra Energy Capital, LLC pursuant to its tender offer to purchase up to US$600,000,000 in aggregate principal amount of its senior unsecured notes, subject to the terms and conditions specified in its offer to purchase related to such tender offer. In the event US$600,000,000 in aggregate principal amount of notes is purchased in such tender offer, our total long-term debt would be reduced by US$600,000,000.

 USE OF PROCEEDS

        We estimate that the net proceeds of this offering of the Notes, after deducting underwriting commissions and the estimated expenses of this offering, will be approximately US$                        . We intend to use the net proceeds from this offering to partially fund capital projects, to reduce existing indebtedness and for other general corporate purposes of the Corporation and its affiliates. The Corporation may invest funds that it does not immediately require in short term marketable debt securities.

 EARNINGS COVERAGE RATIOS

        The following earnings coverage ratios for the Corporation have been calculated on a consolidated basis for the respective 12 month periods ended March 31, 2017 and December 31, 2016 and are derived from unaudited financial information for the 12 month period ended March 31, 2017 and audited financial information for the 12 month period ended December 31, 2016, in each case prepared in accordance with U.S. GAAP.

        A third earnings coverage ratio has been included that gives pro forma effect to the Merger Transaction on the same basis as in the Corporation's unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2016 included in the BAR.

        The following ratios give pro forma effect to the issuance by the Corporation from time to time of preference shares and debt securities since March 31, 2017 and December 31, 2016, in the case of the March 31, 2017 and December 31, 2016 earnings coverage ratios, including:

  •
  the issuance by the Corporation of $750,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a first pricing supplement dated May 19, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.19% unsecured medium term notes pursuant to a second pricing supplement dated June 6, 2017, the issuance by the Corporation of $450,000,000 aggregate principal amount of 3.20% unsecured medium term notes pursuant to a third pricing supplement dated June 6, 2017, the issuance by the Corporation of $300,000,000 aggregate principal amount of 4.57% unsecured medium term notes pursuant to a fourth pricing supplement dated June 6, 2017, the issuance by the Corporation of US$500,000,000 aggregate principal amount of unsecured floating rate notes pursuant to a prospectus supplement dated June 12, 2017 and the issuance by the Corporation of US$1,400,000,000 aggregate principal amount of unsecured medium term notes pursuant to a prospectus supplement dated June 27, 2017;

  •
  the issuance by Spectra Energy Partners, LP of US$400,000,000 aggregate principal amount of senior unsecured floating rate notes pursuant to a prospectus supplement dated June 2, 2017; and

  •
  the cash tender offer by Spectra Energy Capital, LLC for US$267,279,000 of its senior unsecured notes, which settled on July 7, 2017.

Adjustments for normal course issuances and repayments of debt subsequent to March 31, 2017 and December 31, 2016 would not materially affect the ratios and, as a result, have not been made. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods and do not give pro forma effect to the issuance of any Notes pursuant to this prospectus supplement.

Twelve Month Period Ended
	March 31, 2017	December 31, 2016	Giving pro forma effect to the Merger Transaction December 31, 2016
Earnings coverage(1)	1.3 times	1.7 times	1.9 times

Note:

(1)
Earnings coverage on a net earnings basis is equal to earnings attributable to the Corporation plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

        The Corporation evaluates its performance using a variety of measures. The earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

        The Corporation's dividend requirements on all of its preference shares adjusted to a before tax equivalent using an effective income tax recovery rate of 4% at March 31, 2017, amounted to approximately $292 million for the 12 months ended March 31, 2017. The Corporation's interest requirements amounted to approximately $2,178 million for the 12 months ended March 31, 2017. The Corporation's earnings before interest and income tax for the 12 months ended March 31, 2017 were approximately $3,155 million, which is 1.3 times the Corporation's aggregate dividend and interest requirements for this period. The effective income tax recovery rate of 4% for the year ended March 31, 2017 was unusually low because of the tax effect of certain permanent items that are not associated with the current year earnings, relative to the consolidated earnings. For comparability, if the 2016 effective income tax expense rate was used instead of the 2017 effective income tax recovery rate, the Corporation's dividend requirements for the 12 months ended March 31, 2017 would have been approximately $324 million and the earnings coverage ratio would remain at 1.3 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using an effective income tax expense rate of 6% at December 31, 2016, amounted to approximately $313 million for the 12 months ended December 31, 2016. The Corporation's interest requirements amounted to approximately $1,977 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes for the 12 months ended December 31, 2016 were approximately $3,780 million, which is 1.7 times the Corporation's aggregate dividend and interest requirements for this period.

        The Corporation's dividend requirements on all of its preference shares, adjusted to a before tax equivalent using a pro forma effective income tax expense rate of 11% at December 31, 2016, amounted to approximately $332 million for the 12 months ended December 31, 2016. The Corporation's interest requirements, including giving pro forma effect to the Merger Transaction, amounted to approximately $2,703 million for the 12 months ended December 31, 2016. The Corporation's earnings before interest and income taxes, including giving pro forma effect to the Merger Transaction, for the 12 months ended December 31, 2016 were approximately $5,772 million, which is 1.9 times the Corporation's aggregate pro forma dividend and interest requirements for this period.

DESCRIPTION OF THE NOTES

        The following description of the terms of the Notes supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. In this section, the terms "Corporation," "Enbridge," "we," "us" or "our" refer only to Enbridge Inc. and not to its subsidiaries.

        The Notes will be issued under an indenture (as amended and supplemented from time to time, the "Indenture"), dated as of February 25, 2005, between the Corporation and Deutsche Bank Trust Company Americas, as Trustee. The Trustee will initially serve as paying agent for the Notes. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

        The Trustee under the Indenture is referred to in this section as the "Trustee," which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

        For information concerning the Conversion Preference Shares into which the Notes are, in certain circumstances, convertible as described under "— Automatic Conversion" below, see "Description of Conversion Preference Shares."

Interest and Maturity

        We will pay interest on the Notes at a fixed rate of      % per year in equal semi-annual installments on              and             of each year until                  , 2027, beginning on                  , 2018.

        After                  , 2027, we will pay interest on the Notes on every            ,            ,             and            of each year during which the Notes are outstanding thereafter until                  , 2077 (each such semi-annual or quarterly date, as applicable, an "Interest Payment Date").

        From the issue date of the Notes to, but excluding,                  , 2027, the interest rate on the Notes will be fixed at      % per annum, payable in arrears. Starting on                   , 2027, and on every            ,             ,            and            of each year during which the Notes are outstanding thereafter until                  , 2077 (each such date, an "Interest Reset Date"), the interest rate on the Notes will be reset as follows:

  •
  Starting on                  , 2027, on every Interest Reset Date, until                  , 2047, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus      %, payable in arrears, with the first payment at such rate being on                  , 2027; and

  •
  Starting on                  , 2047, on every Interest Reset Date, until                  , 2077, the interest rate on the Notes will be reset at an interest rate per annum equal to the three month LIBOR plus      %, payable in arrears, with the first payment at such rate being on                  , 2047.

        The Notes will mature on                  , 2077 (the "Maturity Date").

        Interest for each interest period from the issue date of the Notes to, but excluding,                  , 2027, will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Interest for each interest period from                  , 2027 to                  , 2077 will be calculated on the basis of the actual number of days elapsed during each such interest period and a 360-day year. For the purposes of disclosure under the Interest Act (Canada), and without affecting the interest payable on the Notes, whenever the interest rate on the Notes is to be calculated on the basis of a period of less than a calendar year, the yearly interest rate equivalent for such interest rate will be the interest rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days used in calculating the specified interest rate.

        Interest payments will be made to the persons or entities in whose names the Notes are registered at (i) the close of business on            and             (in each case, whether or not a business day), as the case may be, immediately preceding the relevant fixed-rate Interest Payment Date, and (ii) the close of business on            ,             ,            and            (in each case, whether or not a business day), as the case may be, immediately preceding the relevant floating-rate Interest Payment Date.

        For the period from the issue date of the Notes to            , 2027, if an Interest Payment Date falls on a day that is not a business day, the Interest Payment Date will be postponed to the next business day, and no further interest will accrue in respect of such postponement.

        For the period from (but excluding)            , 2027 to            , 2077, if an Interest Payment Date, other than a redemption date or the Maturity Date, falls on a day that is not a business day, the Interest Payment Date will be postponed to the next day that is a business day, except that if that business day is in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding business day. Also, if a redemption date or the Maturity Date of the Notes falls on a day that is not a business day, the payment of interest and principal will be made on the next succeeding business day and no interest on such payment will accrue for the period from and after the redemption date or the Maturity Date, if applicable.

        "LIBOR" means, for any interest period in respect of Notes, the rate for U.S. dollar borrowings appearing on page LIBOR01 of the Reuters Service (or on any successor or substitute page of such Service, or any successor to or substitute for such Service providing rate quotations comparable to those currently provided on such page of such Service, as determined by Enbridge from time to time for purposes of providing quotations of interest rates applicable to U.S. dollar deposits in the London interbank market) at approximately 11:00 a.m., London, time, two business days prior to the commencement of such interest period, as the rate for U.S. dollar deposits with a maturity comparable to such interest period. In the event that such rate is not available at such time for any reason, the "LIBOR" for such interest period shall be the rate at which U.S. dollar deposits of US$5,000,000 and for a maturity comparable to such interest period are offered by the principal London office of an agent selected by Enbridge in immediately available funds in the London interbank market at approximately 11:00 a.m., London time, two business days prior to the commencement of such interest period.

Specified Denominations

        The Notes will be issued only in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

The Trustee

        Deutsche Bank Trust Company Americas (the "Trustee") is the Trustee under the Indenture governing the Notes. The Trustee is an affiliate of Deutsche Bank Securities Inc., an underwriter of the Notes. Under the Trust Indenture Act of 1939, as amended, due to this affiliation, if a default occurred on the Notes, Deutsche Bank Trust Company Americas would be required to resign as Trustee within 90 days of the default unless the default were cured, duly waived or otherwise eliminated. An affiliate of the Trustee is a lender under certain of the credit facilities of the Corporation and its subsidiaries described under "Underwriting" in this prospectus supplement, and affiliates of the Trustee may have further commercial banking, advisory and other relationships with the Corporation and its subsidiaries.

Deferral Right

        So long as no event of default has occurred and is continuing, we may elect, in our sole option, at any date other than an Interest Payment Date (a "Deferral Date"), to defer the interest payable on the Notes on one or more occasions for up to five consecutive years (a "Deferral Period"). There is no limit on the number of Deferral Periods that may occur. Such deferral will not constitute an event of default or any other breach under the Indenture and the Notes. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. A Deferral Period terminates on any Interest Payment Date where the Corporation pays all accrued and unpaid interest on such date. No Deferral Period may extend beyond the Maturity Date. We will give the holders of the Notes (the "Noteholders") written notice of our election to commence or continue a Deferral Period at least 10 and not more than 60 days before the next Interest Payment Date.

Dividend Stopper Undertaking

        Unless we have paid all accrued and payable interest on the Notes, we will not (the "Dividend Stopper Undertaking"):

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  declare any dividend on the Dividend Restricted Shares or pay any interest on any Parity Notes (other than stock dividends on Dividend Restricted Shares);

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  redeem, purchase or otherwise retire any Dividend Restricted Shares or Parity Notes (except (i) with respect to Dividend Restricted Shares, out of the net cash proceeds of a substantially concurrent issue of Dividend Restricted Shares or (ii) pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Dividend Restricted Shares); or

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  make any payment to holders of any of the Dividend Restricted Shares or any Parity Notes in respect of dividends not declared or paid on such Dividend Restricted Shares or interest not paid on such Parity Notes, respectively.

        "Dividend Restricted Shares" means, collectively, our preference shares (including the Conversion Preference Shares) and our Common Shares.

        "Parity Notes" means any class or series of our indebtedness currently outstanding or hereafter created which ranks on a parity with the Notes (prior to any Automatic Conversion (as defined below)) as to distributions upon liquidation, dissolution or winding-up, and includes our US$750,000,000 6.00% Fixed-to-Floating Subordinated Notes Series 2016-A due 2077.

        It is in our interest to ensure that interest on the Notes is timely paid so as to avoid triggering the Dividend Stopper Undertaking.

Automatic Conversion

        The Notes, including accrued and unpaid interest thereon, will be converted automatically (the "Automatic Conversion"), without the consent of the Noteholders, into shares of a newly issued series of our preference shares, designated as Preference Shares, Series 2017-A (the "Conversion Preference Shares") upon the occurrence of: (i) the making by the Corporation of a general assignment for the benefit of its creditors or a proposal (or the filing of a notice of its intention to do so) under the Bankruptcy and Insolvency Act (Canada) or the Companies' Creditors Arrangement Act (Canada), (ii) any proceeding instituted by the Corporation seeking to adjudicate it a bankrupt or insolvent or, where the Corporation is insolvent, seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged a bankrupt or insolvent, (iii) a receiver, interim receiver, trustee or other similar official is appointed over the Corporation or for any substantial part of its property and assets by a court of competent jurisdiction in circumstances where the Corporation is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, or (iv) any proceeding is instituted against the Corporation seeking to adjudicate it a bankrupt or insolvent, or where the Corporation is insolvent, seeking liquidation, winding-up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy or insolvency in Canada, or seeking the entry of an order for the appointment of a receiver, interim receiver, trustee or other similar official for the Corporation or any substantial part of its property and assets in circumstances where the Corporation is adjudged a bankrupt or insolvent under any law relating to bankruptcy or insolvency in Canada, and either such proceeding has not been stayed or dismissed within sixty (60) days of the institution of any such proceeding or the actions sought in such proceedings occur (including the entry of an order for relief against the Corporation or the appointment of a receiver, interim receiver, trustee, or other similar official for it or for any substantial part of its property and assets) (each, an "Automatic Conversion Event").

        The Conversion Preference Shares will carry the right to receive cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, subject to the Canada Business Corporations Act, at the Perpetual Preference Share Rate, payable on each semi-annual or quarterly dividend payment date, as the case may be, subject to any applicable withholding tax. See "Description of Conversion Preference Shares."

        The Automatic Conversion shall occur upon an Automatic Conversion Event (the "Conversion Time"). At the Conversion Time, the Notes shall be automatically converted, without the consent of the Noteholders, into a newly issued series of fully-paid Conversion Preference Shares. At such time, Notes shall be deemed to be immediately and automatically surrendered and cancelled without need for further action by Noteholders, who shall thereupon automatically cease to be holders thereof and all rights of any such holder as a debtholder of the Corporation shall automatically cease. At the Conversion Time, the Noteholders will receive one Conversion Preference Share for each US$1,000 principal amount of Notes held immediately prior to the Automatic Conversion together with the number of Conversion Preference Shares (including fractional shares, if applicable) calculated by dividing the amount of accrued and unpaid interest, if any, on the Notes, by US$1,000.

        Upon an Automatic Conversion of the Notes, the Corporation reserves the right not to issue some or all, as applicable, of the Conversion Preference Shares to Ineligible Persons. In such circumstances, the Corporation will hold all Conversion Preference Shares that would otherwise be delivered to Ineligible Persons, as agent for Ineligible Persons, and will attempt to facilitate the sale of such Conversion Preference Shares through a registered dealer retained by the Corporation for the purpose of effecting the sale (to parties other than the Corporation, its affiliates or other Ineligible Persons) on behalf of such Ineligible Persons. Such sales, if any, may be made at any time and any price. The Corporation will not be subject to any liability for failing to sell Conversion Preference Shares on behalf of any such Ineligible Persons or at any particular price on any particular day. The net proceeds received by the Corporation from the sale of any such Conversion Preference Shares will be divided among the Ineligible Persons in proportion to the number of Conversion Preference Shares that would otherwise have been delivered to them, after deducting the costs of sale and applicable taxes, if any. The Corporation will make payment of the aggregate net proceeds to the Depositary (if the Notes are then held in the book-entry only system) or to the registrar and transfer agent (in all other cases) for distribution to such Ineligible Persons in accordance with the procedures of the Depositary or otherwise.

        As a precondition to the delivery of any certificate or other evidence of issuance representing any Conversion Preference Shares or related rights following an Automatic Conversion, the Corporation may obtain from any Noteholder (and persons holding Notes represented by such Noteholder) a declaration, in form and substance satisfactory to the Corporation, confirming compliance with any applicable regulatory requirements to establish that such Noteholder is not, and does not represent, an Ineligible Person.

        As the events that give rise to an Automatic Conversion are bankruptcy and related events, it is in our interest to ensure that an Automatic Conversion does not occur, although the events that could give rise to an Automatic Conversion may be beyond our control.

Redemption Right

        On or after            , 2027, the Corporation may, at its option, on giving not more than 60 nor less than 30 days' notice to the Noteholders, redeem the Notes, in whole at any time or in part from time to time, on any Interest Payment Date. The redemption price per US$1,000 principal amount of Notes redeemed on any Interest Payment Date will be 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. Notes that are redeemed shall be cancelled and shall not be reissued.

        In the event that the Corporation redeems or purchases any of the Notes, the Corporation intends (without thereby assuming a legal obligation) to do so only to the extent the aggregate redemption or purchase price is equal to or less than the net proceeds, if any, received by the Corporation from new issuances during the period commencing on the 360th calendar day prior to the date of such redemption or purchase of securities which are assigned by S&P at the time of sale or issuance, an aggregate equity credit that is equal to or greater than the equity credit assigned to the Notes to be redeemed or repurchased (but taking into account any changes in hybrid capital methodology or another relevant methodology or the interpretation thereof since the issuance of the Notes), unless:

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  the issuer credit rating assigned by S&P to the Corporation is at least BBB+ (or such similar nomenclature then used by S&P) and the Corporation is comfortable that such rating would not fall below this level as a result of such redemption or purchase; or

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  in the case of a purchase:

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  such repurchase is of less than 10 percent of the aggregate principal amount of the Notes originally issued in any period of 12 consecutive months, or

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  a maximum of 25 percent of the aggregate principal amount of the Notes originally issued in any period of ten consecutive years is purchased,

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  the Notes are not assigned equity credit by S&P at the time of such redemption or purchase, or

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  the Notes are redeemed pursuant to a Rating Event or a Tax Event (each as defined herein), or

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  such redemption or purchase occurs on or after            , 2047.

Redemption on Tax Event or Rating Event

        Prior to the initial Interest Reset Date and within 90 days of a Tax Event, the Corporation may, at its option, on giving not more than 60 nor less than 30 days' notice to the Noteholders, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 100% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

        A "Tax Event" means the Corporation has received an opinion of independent counsel of a nationally recognized law firm in Canada or the U.S. experienced in such matters (who may be counsel to the Corporation) to the effect that, as a result of, (i) any amendment to, clarification of, or change (including any announced prospective change) in, the laws, or any regulations thereunder, or any application or interpretation thereof, of Canada or the U.S. or any political subdivision or taxing authority thereof or therein, affecting taxation, (ii) any judicial decision, administrative pronouncement, published or private ruling, regulatory procedure, rule, notice, announcement, assessment or reassessment (including any notice or announcement of intent to adopt or issue such decision, pronouncement, ruling, procedure, rule, notice, announcement, assessment or reassessment) (collectively, an "administrative action"), or (iii) any amendment to, clarification of, or change in, the official position with respect to or the interpretation of any administrative action or any interpretation or pronouncement that provides for a position with respect to such administrative action that differs from the theretofore generally accepted position, in each of case

(i), (ii) or (iii), by any legislative body, court, governmental authority or agency, regulatory body or taxing authority, irrespective of the manner in which such amendment, clarification, change, administrative action, interpretation or pronouncement is made known, which amendment, clarification, change or administrative action is effective or which interpretation, pronouncement or administrative action is announced on or after the date of issue of the Notes, there is more than an insubstantial risk (assuming any proposed or announced amendment, clarification, change, interpretation, pronouncement or administrative action is effective and applicable) that the Corporation is, or may be, subject to more than a de minimis amount of additional taxes, duties or other governmental charges or civil liabilities because the treatment of any of its items of income, taxable income, expense, taxable capital or taxable paid-up capital with respect to the Notes (including the treatment by the Corporation of interest on the Notes), as or as would be reflected in any tax return or form filed, to be filed, or that otherwise could have been filed, will not be respected by a taxing authority.

        Prior to the initial Interest Reset Date and within 90 days following the occurrence of a Rating Event, the Corporation may, at its option, on giving not more than 60 nor less than 30 days' notice to the Noteholders, redeem all (but not less than all) of the Notes. The redemption price per US$1,000 principal amount of Notes will be equal to 102% of the principal amount thereof, together with accrued and unpaid interest to but excluding the date fixed for redemption.

        A "Rating Event" means the amount of equity credit assigned to the Notes by Moody's, S&P, DBRS or Fitch has been reduced due to an amendment to, clarification of or change in, the Equity Credit Methodology.

        "Equity Credit Methodology" means the methodology or criteria employed by Moody's, S&P, DBRS or Fitch for purposes of assigning equity credit to securities such as the Notes that was effective on the date of the original issuance of the Notes.

Subordination

        The Notes will be direct unsecured subordinated obligations of the Corporation. The payment of principal and interest on the Notes, to the extent provided in the Indenture, will be subordinated in right of payment to the prior payment in full of all present and future Senior Indebtedness, and will be effectively subordinated to all indebtedness and obligations of the Corporation's subsidiaries.

        In the event (i) of any insolvency or bankruptcy proceedings or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property, or of any proceedings for liquidation, dissolution or other winding-up of the Corporation, or (ii) subject to the subordination provisions in the Indenture that a default shall have occurred with respect to payments due on any Senior Indebtedness, or there shall have occurred an event of default (other than a default in payment) in respect of any Senior Indebtedness permitting the holder or holders thereof to accelerate the maturity thereof, or (iii) that the principal of and accrued interest on the Notes shall have been declared due and payable pursuant to the Indenture and such declaration shall not have been rescinded and annulled as provided therein, then the holders of Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon before the Noteholders are entitled to receive a payment on account of the principal or interest on the Notes, including, without limitation, any payments made pursuant to any redemption or purchase for cancellation.

        "Senior Indebtedness" means obligations (other than non-recourse obligations, the Notes or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures or notes or obligations of the Corporation for or in respect of bankers' acceptances (including the face amount thereof), letters of credit and letters of guarantee (including all reimbursement obligations in respect of each of the foregoing) or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation. As of July 7, 2017, the Corporation's Senior Indebtedness totaled approximately $64,744 million.

Events of Default

        An event of default in respect of the Notes will occur only if the Corporation defaults on the payment of (i) principal or premium, if any, when due and payable, or (ii) interest when due and payable and such default continues for 30 days (subject to the Corporation's right, at its sole option, to defer interest payments, as described under "Description of the Notes — Deferral Right."). There will be no right of acceleration in the case of a default in the performance of any other covenant of the Corporation in the Indenture, although a legal action could be brought to enforce such covenant. For the avoidance of doubt, the events of default stated in this section shall be the only events of default applicable to the Notes.

        If an event of default has occurred and is continuing, and the Notes have not already been automatically converted into Conversion Preference Shares, then the Corporation shall be deemed to be in default under the Indenture and the Notes and the Trustee may, in its discretion and shall upon the request of holders of not less than one-quarter of the principal amount of Notes then outstanding under the Indenture, demand payment of the principal or premium, if any, together with any accrued and unpaid interest up to (but excluding) such date, which shall immediately become due and payable in cash, and may institute legal proceedings for the collection of such aggregate amount in the event the Corporation fails to make payment thereof upon such demand.

Additional Covenants

        In addition to the Dividend Stopper Undertaking, the Corporation will covenant for the benefit of the Noteholders, that it will not create or issue any preference shares which, in the event of insolvency or winding-up of the Corporation, would rank in right of payment in priority to the Conversion Preference Shares.

Issue of Conversion Preference Shares in Connection with Automatic Conversion

        All corporate action necessary to authorize the Corporation to issue Conversion Preference Shares pursuant to the terms of the Notes will be completed prior to the closing of the offering of the Notes.

Payment of Additional Amounts

        All payments made by or on account of any obligation of the Corporation under or with respect to the Notes shall be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, "Canadian Taxes"), unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation shall pay as additional interest such additional amounts (hereinafter "Additional Amounts") as may be necessary so that the net amount received by each Noteholder (including Additional Amounts) after such withholding or deduction shall not be less than the amount the Noteholder would have received if such Canadian Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall be payable with respect to a payment made to a Noteholder (hereinafter an "Excluded Holder") in respect of a beneficial owner (i) with which the Corporation does not deal at arm's length (for purposes of the Tax Act) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of the failure to comply with any certification, identification, information, documentation or other reporting requirement by a

Noteholder if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in, the rate of deduction or withholding of, such Canadian Taxes, (iii) where all or any portion of the amount paid to such Noteholder is deemed to be a dividend paid to such holder pursuant to subsection 214(16) of the Tax Act, or (iv) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payments thereunder. The Corporation shall make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required under applicable law.

        If a Noteholder has received a refund or credit for any Canadian Taxes with respect to which the Corporation has paid Additional Amounts, such Noteholder shall pay over such refund to the Corporation (but only to the extent of such Additional Amounts), net of all out of-pocket expenses of such Noteholder, together with any interest paid by the relevant tax authority in respect of such refund.

        If Additional Amounts are required to be paid as a result of a Tax Event, the Corporation may elect to redeem the outstanding Notes. See "— Redemption on Tax Event or Rating Event" above.

Book-Entry System

        The Notes will be represented by fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized minimum denominations of each Note will be US$2,000 and integral multiples of US$1,000 in excess thereof. The provisions set forth under "Description of Debt Securities — Global Securities" in the accompanying prospectus will be applicable to the Notes. Accordingly, Notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities — Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive Notes in definitive form. Account holders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in the Depositary.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The Depositary

        The following is based on information furnished by the Depositary: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Securities Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the Notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to the Corporation as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the Notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detail information from the Corporation or the Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Corporation, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of the Corporation or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Corporation or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each Noteholder.

        The Corporation may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

        Settlement for the Notes will be made in immediately available funds. Secondary market trading in the Notes will be settled in immediately available funds.

        The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes to the arrangements between the Corporation and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

Euroclear

        Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking, Finance and Insurance Commission (La Commission Bancaire, Financière et des Assurances) and the National Bank of Belgium (Banque Nationale de Belgique). Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates. Euroclear provides other services to its customers, including credit, custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several countries. Euroclear customers include banks, including central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries. Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that have custodial relationships with Euroclear customers. All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

        The information in this section concerning Euroclear has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Euroclear.

Clearstream

        Clearstream is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry transfers between the accounts of its customers. This eliminates the need for physical movement of securities. Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and lending and borrowing of securities. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships. Clearstream's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks. Indirect access to the Clearstream system is also available to others that clear through Clearstream customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

        The information in this section concerning Clearstream has been obtained from sources that the Corporation believes to be reliable, but is subject to any changes that may be instituted unilaterally by Clearstream.

Global Clearance and Settlement Procedures

        Cross market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Euroclear or Clearstream, on the other, will be effected through the Depositary in accordance with Depositary rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes through the Depositary, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to the Depositary. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositaries.

        Because of time zone differences, credits of Notes received through Clearstream or Euroclear as a result of a transaction with a Depositary participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits or any transactions in such Notes settled during that processing will be reported to the relevant Euroclear participants or Clearstream participants on that following business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream participant or a Euroclear participant to a Depositary participant will be received with value on the Depositary settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement with the Depositary.

        Although the Depositary, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of the Depositary, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be modified or discontinued at any time. Neither we nor the paying agent will have any responsibility for the performance by the Depositary, Euroclear or Clearstream or their respective direct or indirect participants of their obligations under the rules and procedures governing their operations.

Governing Law

        The Notes and the Indenture will be governed by the laws of the State of New York, except for the subordination provisions in Article 7 of the third supplemental indenture to the Indenture, which will be governed by the laws of the Province of Alberta.

 DESCRIPTION OF THE CONVERSION PREFERENCE SHARES

        The following is a summary of the principal rights, privileges, restrictions and conditions attaching to the preference shares of the Corporation as a class and to be attached to the Conversion Preference Shares. The Corporation will furnish on request a copy of the text of the provisions attaching to the preference shares as a class and the Conversion Preference Shares, as a series and such provisions will also be available on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

Certain Provisions of the Preference Shares as a Class

        The Corporation is authorized to issue an unlimited number of preference shares without nominal or par value, issuable in series and, with respect to each series, the board of directors of the Corporation shall fix the number of shares comprising the series and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of the series, subject to certain limitations.

        The preference shares of each series shall rank on parity with the preference shares of every other series with respect to priority in the payment of dividends and with respect to priority on the return of capital or any other distribution of assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a "liquidation distribution").

        The preference shares of each series shall be entitled to preferences over the Common Shares and any other shares of the Corporation (together, the "junior shares") that may rank junior to the preference shares with respect to priority in the payment of dividends and with respect to priority on a liquidation distribution. Subject to certain limitations, the board of directors of the Corporation may give the preference shares of any series such other preferences over the junior shares as the board of directors of the Corporation sees fit.

        The holders of preference shares of a series shall not be entitled to receive notice of or to attend or vote at meetings of the shareholders of the Corporation except as required by law. At any meeting of the holders of the preference shares as a class or at any joint meeting of the holders of two or more series of the preference shares, each holder of preference shares entitled to vote thereat shall have on a poll one one-hundredth of a vote in respect of each dollar of the issue price of each share held, and the formalities to be observed with respect to the giving of notice of any such meeting, the quorum therefor and the conduct thereof shall mutatis mutandis be those then prescribed by the Corporation's by-laws or standing board resolutions with respect to meetings of shareholders.

Certain Provisions of the Conversion Preference Shares

Issue Price

        The Conversion Preference Shares will have an issue price of US$1,000 per share.

Dividends on Conversion Preference Shares

        Holders of the Conversion Preference Shares will be entitled to receive cumulative preferential cash dividends, if, as and when declared by the board of directors of the Corporation, subject to the Canada Business Corporations Act, at the Perpetual Preference Share Rate, payable on each semi-annual or quarterly dividend payment date, as the case may be, subject to applicable withholding tax (see "Summary — The Offering — Conversion Preference Shares" and "Description of the Notes — Interest and Maturity"). If the board of directors does not declare the dividends, or any part thereof, on the Conversion Preference Shares on or before the dividend payment date for a particular period, such dividends or the unpaid part thereof shall be paid on a subsequent date or dates to be determined by the board of directors on which the Corporation shall have sufficient monies properly available, under the provisions of applicable law and under the provisions of any trust indenture governing bonds, debentures or other securities of the Corporation, for the payment of the same.

Redemption of Conversion Preference Shares

        The Conversion Preference Shares shall not be redeemable prior to                  , 2027. On or after that date, but subject to the provisions described under "Certain Provisions of the Conversion Preference Shares — Restrictions on Payments and Reductions of Capital", on any semi-annual or quarterly dividend payment date, as applicable, the Corporation may, at its option, redeem all or any part of the Conversion Preference Shares by the payment of an amount in cash for each share to be redeemed equal to US$1,000 plus all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation). Should any such date not be a business day, the redemption date will be the next succeeding business day.

        Notice of any redemption of Conversion Preference Shares will be given by the Corporation not more than 60 days and not less than 30 days prior to the date fixed for redemption. If less than all of the outstanding Conversion Preference Shares are at any time to be redeemed, the shares so to be redeemed shall be selected by lot in such manner as the board of directors of the Corporation or the transfer agent, if any, appointed by the Corporation in respect of such shares shall decide, or, if the board of directors so decides, such shares may be redeemed pro rata.

Purchase for Cancellation

        Subject to the provisions described under "Certain Provisions of the Conversion Preference Shares — Restrictions on Payments and Reductions of Capital", the Corporation may from time to time purchase for cancellation all or any part of the Conversion Preference Shares at any price by tender to all holders of Conversion Preference Shares or through the facilities of any stock exchange on which the Conversion Preference Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Conversion Preference Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of Conversion Preference Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus costs of purchase.

Rights on Liquidation

        In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Conversion Preference Shares shall be entitled to receive US$1,000 per whole Conversion Preference Share together with all accrued and unpaid dividends thereon (less any tax required to be deducted and withheld by the Corporation) before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of the junior shares. After payment to the holders of the Conversion Preference Shares of the amount so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Corporation.

Restrictions on Payments and Reductions of Capital

        So long as any Conversion Preference Shares are outstanding, the Corporation shall not:

  •
  call for redemption, purchase, reduce stated capital maintained by the Corporation or otherwise pay off less than all of the Conversion Preference Shares and all other preference shares of the Corporation then outstanding ranking prior to or on parity with the Conversion Preference Shares with respect to payment of dividends;

  •
  declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the Conversion Preference Shares) on the Common Shares or any other shares ranking junior to the Conversion Preference Shares with respect to payment of dividends; or

  •
  call for redemption of, purchase, reduce stated capital maintained by the Corporation or otherwise pay for any shares of the Corporation ranking junior to the Conversion Preference Shares with respect to repayment of capital or with respect to payment of dividends;

unless all dividends up to and including the dividends payable on the last preceding dividend payment dates on the Conversion Preference Shares and on all other preference shares then outstanding ranking prior to or on a parity with the Conversion Preference Shares with respect to payment of dividends shall have been declared and paid or set apart for payment at the date of any such action.

Voting Rights

        The holders of Conversion Preference Shares shall not be entitled to receive notice of or to attend or vote at meetings of the shareholders of the Corporation, except as required by law. At any meeting of the holders of the preference shares as a class or at any joint meeting of the holders of two or more series of the preference shares, each holder of preference shares entitled to vote thereat shall have on a poll one one-hundredth of a vote in respect of each dollar of the issue price of each shareholder.

Tax Election

        The Conversion Preference Shares will be "taxable preferred shares" as defined in the Income Tax Act (Canada) for purposes of the tax under Part IV.l of the Income Tax Act (Canada) applicable to certain corporate holders of the Conversion Preference Shares. The terms of the Conversion Preference Shares require the Corporation to make the necessary election under Part VI.1 of the Income Tax Act (Canada) so that such corporate holders will not be subject to the tax under Part IV.1 of the Income Tax Act (Canada) on dividends received (or deemed to be received) on the Conversion Preference Shares. See "Certain Canadian Federal Income Tax Considerations — Dividends."

Business Day

        If any day on which any dividend on the Conversion Preference Shares is payable by the Corporation or on or by which any other action is required to be taken by the Corporation is not a business day, then such dividend shall be payable and such other action may be taken on or by the next succeeding day that is a business day. For the purposes hereof, "business day" shall mean a day on which banks are generally open for business in each of Calgary, Alberta and Toronto, Ontario.

MATERIAL INCOME TAX CONSIDERATIONS

        Each of these summaries under this section "Material Income Tax Considerations" is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular holder and no representation is made with respect to the United States federal tax consequences or Canadian tax consequences to any particular holder. Accordingly, prospective purchasers are urged to consult their own tax advisors with respect to the United States federal tax consequences or Canadian tax considerations relevant to them, having regard to their particular circumstances.

Material United States Federal Income Tax Considerations

        This section describes the material United States federal income tax consequences of owning and disposing of the Notes we are offering. It applies only to holders who acquire Notes in the offering at the offering price and who hold their Notes as capital assets for U.S. federal income tax purposes. This section does not apply to members of a class of holders subject to special rules, such as a broker-dealer in securities, commodities or currencies, a governmental organization, a trader in securities that elects to use a mark-to-market method of accounting, a bank, thrift or other financial institution, a life insurance company, a tax-exempt organization, a real estate investment trust, a regulated investment company, an insurance company, a foreign person or entity, a person that actually or constructively owns 10% or more of our voting stock, a person that owns Notes that are a hedge or that are hedged against interest rate risks, a person that owns Notes as part of a "straddle", "constructive sale", "hedge" or "conversion transaction" for U.S. federal income tax purposes, a person that purchases or sells Notes as part of a wash sale for U.S. federal income tax purposes, a tax deferred or other retirement account, a partnership, S corporation or other pass-through entity or person whose functional currency for tax purposes is not the United States dollar. This section addresses only certain U.S. federal income tax consequences and does not address any state, local or non-U.S. tax consequences, or any tax consequences under the estate, gift or alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code").

        This section is based on the Code, its legislative history, final, temporary and proposed regulations thereunder ("Treasury Regulations"), published rulings and court decisions, all as currently in effect on the date hereof. These laws are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion is not binding on the Internal Revenue Service (the "Service") and we have not sought and will not seek any rulings from the Service regarding the matters discussed below. There can be no assurance that the Service will not take positions that are different from those discussed below or that a United States court will not sustain such a challenge.

        All holders are urged to consult their own tax advisor concerning the consequences of owning these Notes in such holder's particular circumstances under the Code and the laws of any other taxing jurisdiction.

        This section applies only to U.S. holders. A U.S. holder is a beneficial owner of a Note that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, if (a) a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership (or other entity, organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds Notes, the tax treatment of a partner as beneficial owner of Notes generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holding the Notes is urged to consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Notes.

Characterization of the Notes for U.S. Federal Income Tax Purposes

        There is no authority that addresses the U.S. federal income tax treatment of an instrument such as the Notes that is denominated as a debt instrument but that provides for Automatic Conversion into Conversion Preference Shares upon the occurrence of an Automatic Conversion Event. It is therefore unclear whether the Notes should be treated as equity or debt of Enbridge for U.S. federal income tax purposes. Enbridge believes, however, that the Notes should be treated as equity of Enbridge for U.S. federal income tax purposes, and the terms of the Notes require a holder (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the Notes for U.S. federal income tax purposes in accordance with such characterization. Except as discussed under "— Alternative Treatments" below, the discussion below assumes that the Notes will be treated as equity of Enbridge for U.S. federal income tax purposes.

        NO STATUTORY, REGULATORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE HOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF OWNERSHIP OF NOTES DESCRIBED BELOW AND AS TO THE APPLICATION OF U.S. STATE, LOCAL, OR OTHER TAX LAWS TO THEIR INVESTMENT IN THEIR NOTES.

Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes

  Payments of Interest

        In general, the interest payments to U.S. holders with respect to the Notes will be treated as dividends to the extent of Enbridge's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Subject to the discussion under "— PFIC Considerations" below, any portion of an interest payment in excess of Enbridge's current and accumulated earnings and profits would be treated first as a nontaxable return of capital that would reduce the tax basis of a U.S. holder in the Notes, and would thereafter be treated as capital gain, the tax treatment of which is discussed below under "— Sale, Redemption, or Maturity of Notes." Because Enbridge does not currently maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that all interest payments on the Notes will generally be reported to U.S. holders as dividends.

        If you are a non-corporate U.S. holder, certain dividends paid to you by "qualified foreign corporations" may be taxed at favorable rates applicable to "qualified dividend income." However, these favorable rates are available only if certain conditions are met, including a requirement that you hold the applicable security for a minimum period during which you are not protected from the risk of loss. The IRS has ruled that where a security treated as equity for U.S. federal income tax purposes provides for repayment of the principal amount at maturity, a holder's creditor rights with respect to the principal repayment may constitute protection from the risk of loss. It is not clear whether a U.S. holder's right to receive the principal amount of the Notes at maturity should be treated as providing for protection from risk of loss for this purpose in light of the fact that the Notes provide for the possible Automatic Conversion into Conversion Preference Shares. It is accordingly unclear whether interest payments on the Notes will constitute "qualified dividend income" that is subject to tax at preferential rates. If you are a non-corporate U.S. holder, you should consult your tax advisor as to whether interest on the Notes will constitute "qualified dividend income." If dividends with respect to the Notes are not qualified dividend income, then the amount of such dividends received by a U.S. holder (including payments received by a non-corporate U.S. holder) will be subject to taxation at ordinary income tax rates.

        Dividends on the Notes will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code with respect to certain dividends.

        The amount of an interest payment on the Notes will include amounts, if any, withheld in respect of Canadian taxes.

        Amounts Enbridge pays with respect to the Notes will generally be considered foreign-source income to U.S. holders. Subject to applicable limitations, some of which vary depending upon the circumstances of a particular U.S. holder, Canadian income taxes withheld from interest payments on the Notes to a U.S. holder not eligible for an exemption from Canadian withholding tax (under the Canada-United States Tax Convention or otherwise) will be creditable against the U.S. holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the creditability of foreign taxes in their particular circumstances.

  Sale, Redemption, or Maturity of Notes

        Subject to the discussion under "— PFIC Considerations" below, U.S. holders will generally recognize gain or loss upon the sale of their Notes in an amount equal to the difference between the amount they receive at such time and their tax basis in the Notes. Generally, such gain or loss will be capital gain or loss. In general, the tax basis of a U.S. holder in its Notes will be equal to the price such holder paid for them, subject to reduction (if applicable) as described above under "— Payments of Interest." Such capital gain or loss will be long-term capital gain or loss if the U.S. holder will have held its Notes for more than one year at the time of the sale of its Notes. Long-term capital gain of a non-corporate U.S. holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations under the Code. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Consequently, U.S. holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Notes unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

        The redemption of the Notes for cash and the receipt of cash upon maturity of the Notes will be treated for U.S. federal income tax purposes as a sale or exchange, taxable as described in the preceding paragraph, if, as is likely in most cases, the redemption or maturity is "not essentially equivalent to a dividend" or "in complete redemption" of a U.S. holder's interest in Enbridge's Notes and other instruments of Enbridge treated as equity for U.S. federal income tax purposes, or, in the case of non-corporate U.S. holders, "in partial liquidation" of Enbridge, each of the above within the meaning of Section 302(b) of the Code. If none of the above standards is satisfied, then a payment in redemption or upon maturity of the Notes will be treated as a distribution subject to the tax treatment described above under "— Payments of Interest".

        If you receive any foreign currency on the sale of Notes, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Notes and the date the sale proceeds are converted into U.S. dollars.

        U.S. holders are strongly encouraged to consult their own tax advisors regarding the characterization of a redemption payment under the rules described in this subsection and the consequences of such characterization to such holders.

  Automatic Conversion of Notes

        The Automatic Conversion of Notes into Conversion Preference Shares should be treated as a recapitalization for U.S. federal income tax purposes. As a result, upon such Automatic Conversion,

U.S. holders should not recognize any gain or loss, their basis in the Conversion Preference Shares received should be equal to their basis in the Notes which were converted and their holding period in the Conversion Preference Shares received should include the holding period of the Notes which were converted. Distributions on the Conversion Preference Shares generally will be taxed as described under "— Payments of Interest" above, except that the Conversion Preference Shares should not be treated as protected from the risk of loss for the purposes discussed in the second paragraph under the subheading "— Payments of Interest". Sale or redemption of the Conversion Preference Shares will be taxed as described under "— Sale, Redemption, or Maturity of Notes" above.

  PFIC Considerations

        Enbridge believes it currently is not and does not expect to be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, and therefore believes that the Notes should not be treated as stock of a PFIC, but this conclusion is a factual determination made annually and thus may be subject to change. In general, Enbridge will be a PFIC with respect to a U.S. holder if, for any taxable year in which such holder held the Notes, either (i) at least 75 percent of the gross income of Enbridge for the taxable year was passive income or (ii) at least 50 percent of the value, determined on the basis of a quarterly average, of Enbridge's assets was attributable to assets that produce or are held for the production of passive income (including cash). If Enbridge were to be treated as a PFIC, gain realized on the sale or other disposition of Notes would in general not be treated as capital gain. Instead, a U.S. holder would be treated as if it had realized such gain ratably over its holding period for the Notes. Amounts allocated to the year of disposition and to years before Enbridge became a PFIC would be taxed as ordinary income and amounts allocated to each other taxable year would be taxed at the highest tax rate applicable to individuals or corporations, as appropriate, in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Further, to the extent that any distribution received by a U.S. holder on its Notes exceeded 125 percent of the average of the annual distributions on the Notes received during the preceding three years or the holder's holding period, whichever is shorter, the distribution would be subject to taxation in the same manner as a gain, such manner being described immediately above. With certain exceptions, a U.S. holder's Notes will be treated as stock in a PFIC if Enbridge was a PFIC at any time during such holder's holding period for the Notes. In addition, dividends that a U.S. holder receives from Enbridge would not constitute qualified dividend income to such holder if Enbridge were a PFIC (or were treated as a PFIC with respect to such holder) either in the taxable year of the distribution or the preceding taxable year.

Alternative Treatments

        As discussed above, it is possible that the Notes could be treated as debt of Enbridge for U.S. federal income tax purposes. If the Notes were so treated, and the Notes are not treated as contingent payment debt instruments, a United States holder would be required to include the interest payments on the Notes as ordinary interest income. Furthermore, in such case, the Notes may be treated as a contingent payment debt instrument, in which case (i) a United States holder would be required to accrue interest on the Notes even if it is otherwise subject to the cash basis method of accounting for tax purposes, and (ii) a United States holder would be required to treat any gain that it recognizes upon the sale, exchange, redemption, or maturity of its Notes as ordinary income that does not qualify for preferential rates of taxation. In addition, even if the Notes are not treated as contingent payment debt instruments, the Notes could be treated as issued with original issue discount, in which case (i) a United States holder that is otherwise subject to the cash basis method of accounting may be required to accrue interest on the Notes, and (ii) a United States holder would be required to include deferred interest in income before the receipt of such deferred interest.

Medicare Tax

        A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its dividend income and its net gains from the disposition of Notes, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your own tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Backup Withholding and Information Reporting

        For noncorporate U.S. holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to payments of interest on a Note (which will generally be treated as dividends, as described above under "— Consequences if the Notes are Treated as Equity for U.S. Federal Income Tax Purposes — Payments of Interest") within the United States, including payments made by wire transfer from outside the United States to an account maintained in the United States, and the payment of the proceeds from the sale of a Note effected at a United States office of a broker. Additionally, backup withholding may apply to such payments if a noncorporate U.S. holder fails to provide an accurate taxpayer identification number, is notified by the Service that the holder has failed to report all interest and dividends required to be shown on the holder's United States federal income tax returns, or in certain circumstances, fails to comply with applicable certification requirements.

Information with Respect to Foreign Financial Assets

        Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in certain circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Material Canadian Income Tax Considerations

        In the opinion of McCarthy Tétrault LLP, counsel to the Corporation, and Osler, Hoskin & Harcourt LLP, Canadian counsel to the underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Notes who acquires Notes under any offering hereunder and who, for purposes of the Income Tax Act (Canada) and at all relevant times, (i) is not, and is not deemed to be, resident in Canada; (ii) deals at arm's length with and is not affiliated with the Corporation or any of its affiliates; (iii) deals at arm's length with any transferee resident (or deemed to be resident) in Canada to whom the holder disposes of a Note; (iv) holds Notes and any Conversion Preference Shares as capital property; (v) does not use or hold the Notes or Conversion Preference Shares in a business carried on in Canada; and (vi) is not a "specified non-resident shareholder" of the Corporation for purposes of the Income Tax Act (Canada) or a non-resident person not dealing at arm's length with a "specified shareholder" (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of the Corporation (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to certain Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

        This summary assumes that no interest paid on the Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm's length within the meaning of the Income Tax Act (Canada). This summary is based upon the current provisions of the Income Tax Act (Canada) in force as of the date hereof, all specific proposals to amend the Income Tax Act (Canada) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and counsel's understanding of the administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies and assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that such proposals will be enacted in their current form, or at all.

        Generally, for purposes of the Income Tax Act (Canada), all amounts relating to the acquisition, holding or disposition of Notes or Conversion Preference Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate determined in accordance with the Income Tax Act (Canada).

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder and no representation with respect to the income tax consequences to any particular Non-Resident Holder is made. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

Notes

Interest on and disposition of the Notes

        Under the Income Tax Act (Canada), interest, principal and premium, if any, paid or credited, or deemed to be paid or credited to a Non-Resident Holder on Notes will be exempt from Canadian non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Income Tax Act (Canada) in respect of the acquisition, holding, redemption or disposition of Notes, or the receipt of interest, premium or principal thereon by a Non-Resident Holder solely as a consequence of such acquisition, holding, redemption or disposition of Notes.

Automatic Conversion

        A conversion of Notes into Conversion Preference Shares pursuant to an Automatic Conversion will result in a disposition of such Notes for purposes of the Income Tax Act (Canada) for proceeds equal to the fair market value of the Conversion Preference Shares which the Non-Resident Holder acquires, not including any amount considered to be interest. A Non-Resident Holder will not generally be subject to tax under the Income Tax Act (Canada) in respect of such disposition. The aggregate cost to a Non-Resident Holder of the Conversion Preference Shares ultimately received on an Automatic Conversion will be equal to the fair market value thereof at the time received.

Conversion Preference Shares

Dividends

        A dividend (including a deemed dividend) received on Conversion Preference Shares by a Non-Resident Holder will generally be subject to Canadian non-resident withholding tax under the Income Tax Act (Canada) at a rate of 25 percent, subject to any reduction in the rate of such withholding under the provisions of an income tax treaty or convention. For a Non-Resident Holder who is a resident of the United States and qualifies for the benefits of the Canada — United States Tax Convention, the rate of withholding will generally be reduced to 15 percent or such other applicable rate pursuant to the income tax treaty.

Dispositions

        A Non-Resident Holder of Conversion Preference Shares who disposes of or is deemed to dispose of Conversion Preference Shares (other than as discussed under "Redemption or Other Acquisition by the Corporation") will not be subject to tax in respect of any capital gain realized on a disposition of Conversion Preference Shares unless the Conversion Preference Shares constitute "taxable Canadian property" (as defined in the Income Tax Act (Canada)) to the Non-Resident Holder at the time of the disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention. The Conversion Preference Shares will be considered taxable Canadian property if such shares are not listed on a designated stock exchange and, at any time during the 60-month period immediately preceding the disposition, the Conversion Preference Shares derived (directly or indirectly) more than 50 percent of their fair market value from real or immovable property situated in Canada, Canadian resource properties, timber resource properties or options or interests in respect of any such property, all as defined for the purposes of the Income Tax Act (Canada).

        If the Conversion Preference Shares are considered taxable Canadian property to the Non-Resident Holder, a disposition or deemed disposition of such Conversion Preference Shares (other than as discussed under "Redemption or Other Acquisition by the Corporation") will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of such Conversion Preference Shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Conversion Preference Shares to the Non-Resident Holder. Generally, one half of any such capital gain must be included in the Non-Resident Holder's income for that year and one half of any such capital loss must be deducted against taxable capital gains realized in that year from dispositions of taxable Canadian property. Certain excess allowable capital losses from the dispositions of taxable Canadian property may be claimed in any of the three preceding taxation years or any subsequent taxation year subject to the rules contained in the Income Tax Act  (Canada).

        An applicable income tax treaty or convention may apply to exempt a Non-Resident Holder from tax under the Income Tax Act (Canada) in respect of a disposition of Conversion Preference Shares notwithstanding that such shares may constitute taxable Canadian property.

Redemption or Other Acquisition by the Corporation

        If the Corporation redeems for cash or otherwise acquires the Conversion Preference Shares, other than by a purchase in the manner in which shares are normally purchased by a member of the public in the open market, the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital of such shares for purposes of the Income Tax Act (Canada) at such time. Such deemed dividend will be subject to the treatment described above under "Dividends." The difference between the amount paid and the amount of the deemed dividend will be treated as proceeds of disposition for the purposes of computing the capital gain or capital loss arising on a disposition of such shares.

UNDERWRITING

        Deutsche Bank Securities Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. are acting as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Deutsche Bank Securities Inc.	US$
Barclays Capital Inc.	US$
Citigroup Global Markets Inc.	US$
Credit Suisse Securities (USA) LLC	US$
HSBC Securities (USA) Inc.	US$

Total	US$

        The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

        The underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the Notes to dealers at the public offering price less a concession not to exceed            % of the principal amount of the Notes. The underwriters may allow, and dealers may reallow, a concession not to exceed            % of the principal amount of the Notes on sales to other dealers. After the initial offering of the Notes to the public, the representatives may change the public offering price, concessions and other selling terms.

        In connection with the offering, each of Deutsche Bank Securities Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc., on behalf of the underwriters, may purchase and sell Notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of Notes in excess of the principal amount of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time. There will be no obligation on Deutsche Bank Securities Inc., Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and HSBC Securities (USA) Inc. to engage in such activities.

        The Notes are new issues of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. We have been advised that the underwriters may make a market in the Notes but are not obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

        The following table shows the underwriting commissions that we will pay the underwriters in connection with this offering (expressed as a percentage of the principal amount of the Notes).

Paid by Enbridge
Per Note	%

        We estimate that our total expenses for this offering, excluding underwriting commissions, will be US$                        .

        The Notes are not being offered in and may not be sold to any persons in Canada.

        The underwriters or their affiliates perform and have performed commercial banking, investment banking and advisory services for us from time to time for which they receive and have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        Certain of the underwriters are, directly or indirectly, affiliates of banks or other financial institutions that are lenders to us and to which we are currently indebted. Consequently, we may be considered to be a connected issuer of such underwriters under applicable Canadian securities laws.

        As at July 7, 2017, the Corporation had approximately $1,115 million and US$1,197 million of outstanding unsecured indebtedness under our unsecured credit facilities. In addition, as at July 7, 2017, approximately $1,420 million of our unsecured credit facilities were used as a backstop to support outstanding commercial paper balances. The Corporation is in compliance with the terms of its unsecured credit facilities and there have been no waivers of breaches thereunder. There has been no materially adverse change to the financial position of the Corporation since the indebtedness was incurred. The Corporation may use the net proceeds of the offering to pay down short-term debt, and, as a consequence, net proceeds from the offering may be paid to one or more lenders who are affiliated with the underwriters.

        We may have outstanding existing indebtedness owing to certain of the underwriters and affiliates of such underwriters, a portion of which we may repay with the net proceeds of this offering. See "Use of Proceeds." As a result, one or more of such underwriters or their affiliates may receive more than 5% of the net proceeds from this offering in the form of the repayment of such existing indebtedness. Accordingly, this offering is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        If any of the underwriters or their affiliates has a lending relationship with us or our affiliates, certain of those underwriters or their affiliates routinely hedge, certain other of those underwriters or their affiliates have hedged and are likely in the future to hedge, and certain other of those underwriters of their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies.

Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our affiliates' securities, including potentially the Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereby.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        We expect that delivery of the Notes will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as "T+4"). Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisor.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the Notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the Notes to the public in that Relevant Member State:

  •
  to legal entities which are qualified investors as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in each Relevant Member State. Neither we nor any of the underwriters have authorized, nor do we or they authorize, the making of any offer of Notes in circumstances in which an obligation arises for us or any of the underwriters to publish a prospectus for such offer in the European Economic Area.

        Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Notes under, the offers contemplated in this prospectus supplement and the prospectus will be deemed to have represented, warranted and agreed to and with each underwriter and us that:

  •
  it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

  •
  in the case of any Notes acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors; or (ii) where Notes have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Notes to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

        Each of the underwriters has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issuance or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

        The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of

Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

LEGAL MATTERS

        Certain legal matters relating to Canadian law in connection with this offering of Notes will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada, and the validity of the Notes as to matters of New York law will be passed upon for the Corporation by Sullivan & Cromwell LLP, New York, New York. In addition, certain legal matters relating to United States law in connection with this offering of the Notes will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario, Canada and certain legal matters relating to Canadian law in connection with this offering of the Notes will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, Toronto, Ontario, Canada.

        As of July 7, 2017, the partners and associates of McCarthy Tétrault LLP and Sullivan & Cromwell LLP owned beneficially, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2016 and 2015 incorporated by reference in this prospectus supplement have been so incorporated in reliance on the audit report, which is also incorporated by reference in this prospectus supplement, of PricewaterhouseCoopers LLP, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting.

        The consolidated financial statements and the related financial statement schedule of Spectra Energy, included in the BAR which is incorporated in this prospectus supplement by reference, and the effectiveness of Spectra Energy's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Base Shelf Prospectus

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Inc., Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE	August 19, 2016

ENBRIDGE INC.

US$7,000,000,000

DEBT SECURITIES
COMMON SHARES
PREFERENCE SHARES

        We may from time to time offer our debt securities, common shares and cumulative redeemable preference shares (the "preference shares" and, together with our debt securities and common shares, the "Securities"), up to an aggregate initial offering price of US$7,000,000,000 (or its equivalent in Canadian dollars or any other currency or currency unit used to denominate the Securities) during the 25 month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This offering is made by a foreign issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States of America (the "United States"), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements incorporated herein have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), and are subject to Canadian and United States auditing and auditor independence standards.

        Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and Canada. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement (as defined herein). You should read the tax discussion under "Certain Income Tax Considerations" herein and in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada, that some of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        The specific variable terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of common shares or preference shares, the number of shares offered and the offering price; and (ii) in the case of debt securities, the designation, any limit on the aggregate principal amount, the currency or currency unit, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to our other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms of the debt securities. You should read this Prospectus and any applicable Prospectus Supplement before you invest in any Securities.

        This Prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items, other than as required to provide for an interest rate that is adjusted for inflation. For greater certainty, this Prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers' acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

        The Corporation's common shares (the "Common Shares") are listed on the New York Stock Exchange and the Toronto Stock Exchange (the "TSX") under the symbol "ENB". The Corporation's cumulative redeemable preference shares, series A are listed on the TSX under the symbol "ENB.PR.A", the Corporation's cumulative redeemable preference shares, series B are listed on the TSX under the symbol "ENB.PR.B", the Corporation's cumulative redeemable preference shares, series D are listed on the TSX under the symbol "ENB.PR.D", the Corporation's cumulative redeemable preference shares, series F are listed on the TSX under the symbol "ENB.PR.F", the Corporation's cumulative redeemable preference shares, series H are listed on the TSX under the symbol "ENB.PR.H", the Corporation's cumulative redeemable preference shares, series J are listed on the TSX under the symbol "ENB.PR.U", the Corporation's cumulative redeemable preference shares, series L are listed on the TSX under the symbol "ENB.PF.U", the Corporation's cumulative redeemable preference shares, series N are listed on the TSX under the symbol "ENB.PR.N", the Corporation's cumulative redeemable preference shares, series P are listed on the TSX under the symbol "ENB.PR.P", the Corporation's cumulative redeemable preference shares, series R are listed on the TSX under the symbol "ENB.PR.T", the Corporation's cumulative redeemable preference shares, series 1 are listed on the TSX under the symbol "ENB.PR.V", the Corporation's cumulative redeemable preference shares, series 3 are listed on the TSX under the symbol "ENB.PR.Y", the Corporation's cumulative redeemable preference shares, series 5 are listed on the TSX under the symbol "ENB.PF.V", the Corporation's cumulative redeemable preference shares, series 7 are listed on the TSX under the symbol "ENB.PR.J", the Corporation's cumulative redeemable preference shares, series 9 are listed on the TSX under the symbol "ENB.PF.A", the Corporation's cumulative redeemable preference shares, series 11 are listed on the TSX under the symbol "ENB.PF.C", the Corporation's cumulative redeemable preference shares, series 13 are listed on the TSX under the symbol "ENB.PF.E" and the Corporation's cumulative redeemable preference shares, series 15 are listed on the TSX under the symbol "ENB.PF.G." There is currently no market through which the debt securities or preference shares may be sold and purchasers may not be able to resell such securities issued under this Prospectus. This may affect the pricing of those securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See "Risk Factors".

        The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals, directly to one or more purchasers pursuant to applicable statutory exemptions or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent engaged in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including the method of distribution, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of offering of such Securities.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels above those which might otherwise prevail in the open market. See "Plan of Distribution".

        The head and registered office of the Corporation is located at Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

 ABOUT THIS PROSPECTUS

        In this Prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars or Cdn$. "U.S. dollars" or "US$" means lawful currency of the United States. Unless otherwise indicated, all financial information included in this Prospectus or included in any Prospectus Supplement is determined using U.S. GAAP. Except as set forth under "Description of Debt Securities" and "Description of Share Capital", and unless the context otherwise requires, all references in this Prospectus and any Prospectus Supplement to "Enbridge", the "Corporation", "we", "us" and "our" mean Enbridge Inc. and its subsidiaries, partnership interests and joint venture investments.

        This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under "Documents Incorporated by Reference" and "Certain Available Information".

        We take responsibility only for the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement and for the other information included in the registration statement of which this Prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. You should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this Prospectus and by any subsequently filed prospectus amendments.

 DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed by the Corporation with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in, and form an integral part of, this Prospectus, except as otherwise provided below:

  (a)
  amended consolidated comparative financial statements of the Corporation for the years ended December 31, 2015 and 2014 and the auditors' report thereon;

  (b)
  amended management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2015;

  (c)
  unaudited interim comparative consolidated financial statements of the Corporation for the three and six months ended June 30, 2016;

  (d)
  management's discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2016;

  (e)
  management information circular of the Corporation dated March 8, 2016 relating to the annual meeting of shareholders held on May 12, 2016; and

  (f)
  annual information form of the Corporation dated February 19, 2016 for the year ended December 31, 2015 (the "AIF").

Any documents of the type referred to above, any unaudited interim consolidated financial statements and related management's discussion and analysis, any material change reports (except confidential material change reports), business acquisition reports and any exhibits to unaudited interim consolidated financial statements which contain updated earnings coverage calculations filed by the Corporation with the various securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the expiry of the term of this Prospectus shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com. In addition, any similar documents filed on Form 6-K or Form 40-F by the Corporation with the SEC after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, in the case of Form 6-K reports if and to the extent expressly provided in such report. The Corporation's reports on Form 6-K and its annual report on Form 40-F are available on the SEC's website at www.sec.gov.

        Upon a new annual information form and the related annual consolidated financial statements and management's discussion and analysis being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, any previous annual information form, any previous annual consolidated financial statements, all unaudited interim consolidated financial statements and accompanying management's discussion and analysis, any material change reports and any business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in respect of which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon unaudited interim consolidated financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new unaudited interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder, and upon a new management information circular relating to an annual meeting of shareholders of the Corporation being filed by the Corporation with the applicable securities regulatory authorities during the term of this Prospectus, any management information circular for a previous annual meeting of shareholders shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

        Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 — General Prospectus Requirements) filed by the Corporation after the date of a pricing supplement or other prospectus supplement and before the termination of the distribution of Securities offered pursuant to such pricing supplement or other prospectus supplement (together with this Prospectus) will be deemed to be incorporated by reference into such pricing supplement or other prospectus supplement for the purposes of the distribution of Securities to which the pricing supplement or other prospectus supplement pertains.

        Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be filed together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such supplement solely for the purposes of the offering of the Securities offered thereunder.

        Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as exhibits to the Corporation's unaudited interim and audited annual consolidated financial statements or as Prospectus Supplements and will be deemed to be incorporated by reference into this Prospectus for the purposes of the offering of the Securities.

        Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge, Suite 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8 (telephone (403) 231-3900).

CERTAIN AVAILABLE INFORMATION

        The Corporation has filed with the SEC under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a registration statement on Form F-10 relating to the Securities and of which this Prospectus forms a part. This Prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. See "Documents Filed as Part of the Registration Statement". Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, reference is made to the exhibit, if applicable, for a more complete description of the relevant matter, each such statement being qualified in its entirety by such reference. Items of information omitted from this Prospectus but contained in the registration statement will be available on the SEC's website at www.sec.gov.

        The Corporation is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and in accordance therewith files reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Under the U.S. Exchange Act, the Corporation is not required to publish financial statements as promptly as United States companies. Such reports and other information will be available on the SEC's website at www.sec.gov.

        Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus, including documents incorporated by reference into this Prospectus, contain both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act. This information has been included to provide readers with information about the Corporation and its subsidiaries, including management's assessment of Enbridge's and its subsidiaries' future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as "anticipate", "expect", "project", "estimate", "forecast", "plan", "intend", "target", "believe", "likely" and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this Prospectus include, but are not limited to, statements with respect to the following: expected earnings before interest and taxes ("EBIT") or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected available cash flow from operations ("ACFFO"); expected future cash flows; expected costs related to projects under construction; expected in-service dates for projects under construction; expected capital expenditures; expected equity funding requirements for the Corporation's commercially secured growth program; estimated future dividends; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the dividend payout policy and dividend payout expectation; and strategic alternatives currently being evaluated in connection with the United States sponsored vehicles strategy.

        Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids ("NGL") and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Corporation's projects; anticipated in-service dates; weather; impact of the dividend policy on the Corporation's future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO; and estimated future dividends.

        Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Corporation's services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Corporation operates and may impact levels of demand for the Corporation's services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, ACFFO or estimated future dividends. The most relevant assumptions associated with forward-looking statements on projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

        Enbridge's forward-looking statements are subject to risks and uncertainties pertaining to operating performance, regulatory parameters, dividend policy, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, impact of commodity prices and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this Prospectus and in documents incorporated by reference into this Prospectus. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge's future course of action depends on management's assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this Prospectus or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Corporation's behalf, are expressly qualified in their entirety by these cautionary statements.

THE CORPORATION

        Enbridge is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the United States, the world's longest crude oil and liquids transportation system. The Corporation also has significant and growing involvement in natural gas gathering, transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in nearly 2,000 MW of net renewable and alternative energy generating capacity which is operating, secured or under construction, and the Corporation continues to expand its interests in wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States.

        The Corporation was incorporated on April 13, 1970 under the Companies Act of the Northwest Territories and was continued under the Canada Business Corporations Act on December 15, 1987. The registered office and principal place of business of the Corporation are at Suite 200, 425  1st Street S.W., Calgary, Alberta, T2P 3L8.

USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be added to the general funds of the Corporation to be used for general corporate purposes, which may include reducing outstanding indebtedness and financing capital expenditures, investments and working capital requirements of the Corporation. Specific information about the use of proceeds from the sale of any Securities will be set forth in a Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable debt securities. The Corporation expects that it may, from time to time, issue securities other than pursuant to this Prospectus.

        The net proceeds to be received by the Corporation from the sale of the Securities from time to time under this Prospectus are not expected to be applied to fund any specific project. The Corporation's overall corporate strategy and major initiatives supporting its strategy are summarized in the Corporation's management's discussion and analysis for the year ended December 31, 2015, as modified or superseded by information contained in the Corporation's management's discussion and analysis for the three and six months ended June 30, 2016, and any subsequent periods, incorporated herein by reference.

EARNINGS COVERAGE RATIO

        The following earnings coverage ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2015 and June 30, 2016 and are derived from audited financial information in the case of December 31, 2015 and unaudited financial information in the case of June 30, 2016, in each case prepared in accordance with U.S. GAAP. The following ratios give pro forma effect to the issuance by the Corporation from time to time of preference shares and debt securities since December 31, 2015 in the case of the December 31, 2015 earnings coverage ratio, including the issuance by Enbridge Gas Distribution Inc.

("EGD") of $300,000,000 principal amount of 2.50% unsecured medium terms notes (the "2.50% Notes") pursuant to a first pricing supplement dated August 2, 2016, and the issuance by Enbridge Pipelines Inc. ("EPI") of $400,000,000 principal amount of 3.00% unsecured medium terms notes (the "3.00% Notes") pursuant to a first pricing supplement dated August 4, 2016 and $400,000,000 principal amount of 4.13% unsecured medium terms notes (the "4.13% Notes") pursuant to a second pricing supplement dated August 4, 2016 and since June 30, 2016 in the case of the June 30, 2016 earnings coverage ratio, including the issuance by EGD of the 2.50% Notes pursuant to pricing supplement dated August 2, 2016 and the issuance by EPI. of the 3.00% Notes pursuant to a first pricing supplement dated August 4, 2016 and the 4.13% Notes pursuant to a second pricing supplement dated August 4, 2016. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2015 and June 30, 2016 would not materially affect the ratio and, as a result, have not been made. The earnings coverage ratios set forth below do not purport to give effect to the issue of any securities pursuant to this Prospectus and do not purport to be indicative of earnings coverage ratios for any future periods.

Twelve Month Period Ended
	December 31, 2015	June 30, 2016
Earnings coverage(1)	1.0 times	1.6 times

        The Corporation evaluates its performance using a variety of measures. Earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation's financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

        The Corporation's pro forma dividend requirements on all of its preference shares adjusted to a before tax equivalent using an effective income tax rate of 1,545%(2) at December 31, 2015 and 33% at June 30, 2016 amounted to approximately negative $20 million for the 12 months ended December 31, 2015 and approximately $432 million for the 12 months ended June 30, 2016. The Corporation's pro forma interest requirements for the 12 months ended December 31, 2015 amounted to approximately $1,576 million and for the 12 months ended June 30, 2016 amounted to approximately $1,790 million. The Corporation's earnings before interest and income tax for the 12 months ended December 31, 2015 were approximately $1,608 million, which is 1.0 times the Corporation's aggregate pro forma dividend and interest requirements for this period. The Corporation's earnings before interest and income tax for the 12 months ended June 30, 2016 were approximately $3,646 million, which is 1.6 times the Corporation's aggregate pro forma dividend and interest requirements for this period.

Notes:

(1)
Earnings coverage on a net earnings basis is equal to earnings attributable to the Corporation plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

(2)
The effective income tax rate of 1,545% at December 31, 2015 was unusually high because of the tax effect of certain permanent items that are not associated with the current year earnings, relative to the low consolidated earnings. For comparability, if the 2014 effective income tax rate was used instead of the 2015 effective income tax rate, the Corporation's dividend requirements for the 12 months ended December 31, 2015 would have been approximately $398 million and the earnings coverage ratio would have been 0.8 times the Company's aggregate dividend and interest requirements for this period. This would result in the Corporation's earnings coverage ratio for the 12 month period ended December 31, 2015 being less than one-to-one. Additional earnings before interest and income tax for the 12 months ended December 31, 2015 of $366 million would be required to achieve a one-to-one earnings coverage ratio.

DESCRIPTION OF DEBT SECURITIES

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in a Prospectus Supplement. Prospective investors should rely on information in the applicable Prospectus Supplement if it is different from the following information.

        The debt securities will be issued under an indenture dated February 25, 2005, as amended and supplemented by the First Supplemental Indenture, dated March 1, 2012, each between Enbridge and Deutsche Bank Trust Company Americas, as trustee (the "Trustee") (the indenture as amended and supplemented, the "Indenture"). The Indenture is subject to and governed by the U.S. Trust Indenture Act of 1939, as amended. A form of the Indenture has been filed as an exhibit to the registration statement of which this Prospectus is a part and is available as described above under "Certain Available Information". The following is a summary of the Indenture. For further details, prospective investors should refer to the Indenture.

        The Corporation may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this Prospectus.

General

        The Indenture does not limit the aggregate principal amount of debt securities which may be issued under the Indenture. It provides that debt securities will be in registered form, may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Material Canadian and United States federal income tax considerations applicable to any debt securities, and special tax considerations applicable to the debt securities denominated in a currency or currency unit other than Canadian or U.S. dollars, will be described in the Prospectus Supplement relating to the offering of debt securities.

        The Prospectus Supplement will set forth the following terms relating to the debt securities being offered:

  •
  the title of the debt securities of the series;

  •
  any limit upon the aggregate principal amount of the debt securities of the series;

  •
  the party to whom any interest on a debt security of the series shall be payable;

  •
  the date or dates on which the principal of (and premium, if any, on) any debt securities of the series is payable;

  •
  the rate or rates at which the debt securities will bear interest, if any, the date or dates from which any interest will accrue, the interest payment dates on which interest will be payable and the regular record date for interest payable on any interest payment date;

  •
  the place or places where principal and any premium and interest are payable;

  •
  the period or periods if any within which, the price or prices at which, the currency or currency units in which and the terms and conditions upon which any debt securities of the series may be redeemed, in whole or in part, at the option of the Corporation;

  •
  the obligation, if any, of the Corporation to redeem or purchase any debt securities of the series pursuant to any sinking fund or analogous provisions or at the option of the Holder thereof and the terms and conditions upon which debt securities of the series may be redeemed or purchased, in whole or in part pursuant to such obligation;

  •
  if other than denominations of $1,000 and any integral multiples of $1,000, the denominations in which the debt securities are issuable;

  •
  if the amount of principal of or any premium or interest on any debt securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts shall be determined;

  •
  if other than U.S. dollars, the currency, currencies or currency units in which the principal of or any premium or interest on any debt securities of the series will be payable, and any related terms;

  •
  if the principal of or any premium or interest on any debt securities of the series is to be payable, at the election of the Corporation or the holders, in one or more currencies or currency units other than that or those in which the debt securities are stated to be payable, specific information relating to the currency, currencies or currency units, and the terms and conditions relating to any such election;

  •
  if other than the entire principal amount, the portion of the principal amount of any debt securities of the series that is payable upon acceleration of maturity;

  •
  if the principal amount payable at maturity of the debt securities of the series is not determinable prior to maturity, the amount that is deemed to be the principal amount prior to maturity for purposes of the debt securities and the Indenture;

  •
  if applicable, that the debt securities of the series are subject to defeasance and/or covenant defeasance;

  •
  if applicable, that the debt securities of the series will be issued in whole or in part in the form of one or more global securities and, if so, the depositary for the global securities, the form of any legend or legends which will be borne by such global securities and any additional terms related to the exchange, transfer and registration of securities issued in global form;

  •
  any addition to or change in the Events of Default applicable to the debt securities of the series and any change in the right of the Trustee or the holders of the debt securities to accelerate the maturity of the debt securities of the series;

  •
  any addition to or change in the covenants described in this Prospectus applicable to the debt securities of the series;

  •
  if the debt securities are to be subordinated to other of the Corporation's obligations, the terms of the subordination and any related provisions;

  •
  whether the debt securities will be convertible into securities or other property, including the Corporation's common stock or other securities, whether in addition to, or in lieu of, any payment of principal or other amount or otherwise, and whether at the option of the Corporation or otherwise, the terms and conditions relating to conversion of the debt securities, and any other provisions relating to the conversion of the debt securities;

  •
  the obligation, if any, of the Corporation to pay to holders of any debt securities of the series amounts as may be necessary so that net payments on the debt security, after deduction or withholding for or on account of any present or future taxes and other governmental charges imposed by any taxing authority upon or as a result of payments on the securities, will not be less than the gross amount provided in the debt security, and the terms and conditions, if any, on which the Corporation may redeem the debt securities rather than pay such additional amounts;

  •
  whether the Corporation will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

  •
  any other terms of the series of debt securities.

        Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture does not afford the holders the right to tender debt securities to Enbridge for repurchase or provide for any increase in the rate or rates of interest at which the debt securities will bear interest, in the event Enbridge should become involved in a highly leveraged transaction or in the event of a change in control of Enbridge.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may be offered and sold at a discount below their stated principal amount. The Canadian and United States federal income tax consequences and other special considerations applicable to any such discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or United States federal income tax purposes will be described in the applicable Prospectus Supplement.

        Unless otherwise indicated in the applicable Prospectus Supplement, Enbridge may, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Ranking and Other Indebtedness

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities will be unsecured obligations and will rank equally with all of the Corporation's other unsecured and unsubordinated indebtedness. Enbridge is a holding company that conducts substantially all of its operations and holds substantially all of its assets through its subsidiaries. As at June 30, 2016, the long-term debt (excluding the current portion, as well as guarantees and intercompany obligations between the Corporation and its subsidiaries) of Enbridge's subsidiaries totalled approximately $24 billion. The debt securities issued under this Prospectus will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Enbridge's subsidiaries.

Form, Denominations and Exchange

        Debt securities will be issuable solely as registered securities without coupons in denominations of US$1,000 and integral multiples of US$1,000, or in such other denominations as may be set out in the terms of the debt securities of any particular series. The Indenture also provides that debt securities of a series may be issuable in global form.

        Registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. However, in the event there are debt securities issued that are to be convertible into other securities of the Corporation, no amounts will be payable to convert those debt securities.

        The applicable Prospectus Supplement may indicate the places to register a transfer of debt securities, if other than the corporate trust office of the Trustee. Except for certain restrictions set forth in the Indenture, no service charge will be made for any registration of transfer or exchange of the debt securities, but the Corporation may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

        The Corporation shall not be required to: (i) issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) issue, register the transfer of or exchange any debt securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal of and premium, if any, and interest, if any, on debt securities will be made at the corporate trust office of the Trustee, 60 Wall Street, 27th Floor, New York, New York, 10005, or the Corporation may choose to pay principal, interest and any premium by (i) check mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or (ii) wire transfer to an account located in the United States of the person entitled to receive payments as specified in the securities register.

        Unless otherwise indicated in the applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Corporation.

Global Securities

        The registered debt securities of a series may be issued in whole or in part in global form (a "Global Security") and will be registered in the name of and be deposited with a depository (the "Depositary"), or its nominee, each of which will be identified in the Prospectus Supplement, if the depository is other than The Depository Trust Company ("DTC") and if the Depositary's nominee is other than Cede & Co. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of the successor.

        Unless otherwise indicated in an applicable Prospectus Supplement with respect to a series of debt securities, DTC, New York, New York, will act as the depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., DTC's nominee. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the U.S. Exchange Act. Direct participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        If other than as described below, the specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Global Security, the Depositary therefor will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such persons having accounts with such Depositary ("participants"). Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by Enbridge if such debt securities are offered and sold directly by the Corporation. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary therefor (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

        So long as the Depositary for a Global Security or its nominee is the registered owner of the Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debt securities of the series represented by the Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

        Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued or if there shall have occurred and be continuing an Event of Default under the Indenture. The Depositary will have no knowledge of the actual beneficial owners of the debt securities; the Depositary's records will reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Any payments of principal, premium, if any, and interest on Global Securities registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such debt securities. None of Enbridge, the Trustee or any paying agent for debt securities represented by the Global Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for a Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of such participants.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults, and proposed amendments to the Indenture.

        Any redemption notices relating to the debt securities will be sent to the Depositary. If less than all of the debt securities of a series are being redeemed, the Depositary may determine by lot the amount of the interest of each direct participant in the series to be redeemed. Neither the Depositary nor its nominee will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with the Depositary's procedures. Under its procedures, the Depositary may send a proxy to the Corporation as soon as possible after the record date for a consent or vote. The proxy would assign the Depositary's nominee's consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the relevant record date.

        No Global Security may be exchanged in whole or in part, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for the Global Security or its nominee unless (1) the Depositary (A) has notified the Corporation that it is unwilling or unable to continue as Depositary for the Global Security or (B) has ceased to be a clearing agency registered under the U.S. Exchange Act, or (2) there shall have occurred and be continuing an Event of Default under the Indenture.

Definitions

        The Indenture contains, among others, definitions substantially to the following effect:

        "Consolidated Net Tangible Assets" means all consolidated assets of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation, less the aggregate of the following amounts reflected upon such balance sheet:

  (a)
  all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

  (b)
  to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such amount reflects a decrease in value or periodic allocation of the cost of any asset referred to in paragraph (a) above;

  (c)
  minority interests;

  (d)
  non-cash current assets; and

  (e)
  Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing of such assets.

        "Consolidated Shareholders' Equity" means the aggregate amount of shareholders' equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of the Corporation as shown on the most recent audited consolidated balance sheet of the Corporation adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

        "Financial Instrument Obligations" means obligations arising under:

  (a)
  any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

  (b)
  any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

  (c)
  any agreement for the making or taking of Petroleum Substances or electricity, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Corporation where the subject matter of the same is Petroleum Substances or electricity or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or electricity or fluctuations in the price of Petroleum Substances or electricity, each as the case may be;

to the extent of the net amount due or accruing due by the Corporation thereunder (determined by marking-to-market the same in accordance with their terms).

        "Generally Accepted Accounting Principles" means generally accepted accounting principles which are in effect from time to time in Canada, including those accounting principles generally accepted in the United States of America from time to time, which Canadian corporations are permitted to use in Canada pursuant to Canadian law.

        "Indebtedness" means all items of indebtedness in respect of amounts borrowed and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which such Indebtedness is to be determined, and in any event including, without duplication:

  (a)
  obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

  (b)
  guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

        "Non-Recourse Assets" means the assets created, developed, constructed or acquired with or in respect of which Non-Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non-Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

        "Non-Recourse Debt" means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

        "Petroleum Substances" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

        "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals, or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Security Interest" means any security by way of assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

Covenants

        The Indenture contains promises by the Corporation, called "covenants" for the benefit of the holders of the debt securities. Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will make the covenant described under the heading "— Limitation on Security Interests" for the holders of the senior debt securities, but not for the holders of subordinated debt securities, and will make each of the covenants described under the heading "— Other Indenture Covenants" for the holders of all debt securities, unless otherwise indicated in a Prospectus Supplement.

Limitation on Security Interests

        The Corporation agrees in the Indenture, for the benefit of the holders of senior debt securities, but not for the benefit of the holders of subordinated debt securities, that it will not create, assume or otherwise have outstanding any Security Interest on its assets securing any Indebtedness unless the obligations of the Corporation in respect of all senior debt securities then outstanding shall be secured equally and rateably therewith.

        This covenant has significant exceptions which allow the Corporation to incur or allow to exist over its properties and assets Permitted Encumbrances (as defined in the Indenture), which include, among other things:

  •
  Security Interests existing on the date of the first issuance of debt securities by the Corporation under the Indenture or arising after that date under contractual commitments entered into prior to that date;

  •
  Security Interests securing Purchase Money Obligations;

  •
  Security Interests securing Non-Recourse Debt;

  •
  Security Interests in favour of the Corporation's subsidiaries;

  •
  Security Interests existing on property of a corporation which is merged into, or amalgamated or consolidated with, the Corporation or the property of which is acquired by the Corporation;

  •
  Security Interests securing Indebtedness to banks or other lending institutions incurred in the ordinary course of business, repayable on demand or maturing within 18 months of incurrence or renewal or extension;

  •
  Security Interests on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

  •
  Security Interests in respect of:

  •
  certain liens for taxes, assessments and workmen's compensation assessments, unemployment insurance or other social security obligations,

  •
  liens and certain rights under leases,

  •
  certain obligations affecting the property of the Corporation to governmental or public authorities, with respect to franchises, grants, licenses or permits and title defects arising because structures or facilities are on lands held by the Corporation under government grant, subject to a materiality threshold,

    •
    certain liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', labourers', materialmen's, warehousemen's, carriers' and other similar liens,

    •
    certain rights of governmental or public authorities under statute or the terms of leases, licenses, franchises, grants or permits,

    •
    certain undetermined or inchoate liens incidental to the operations of the Corporation,

    •
    Security Interests contested in good faith by the Corporation or for which payment is deposited with the Trustee,

    •
    certain easements, rights-of-way and servitudes,

    •
    certain security to public utilities, municipalities or governmental or other public authorities,

    •
    certain liens and privileges arising out of judgments or awards, and

    •
    other liens of a nature similar to those described above which do not in the opinion of the Corporation materially impair the use of the subject property or the operation of the business of the Corporation or the value of the property for the Corporation's business; and

  •
  extensions, renewals, alterations and replacements of the permitted Security Interests referred to above; provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased.

        In addition, the Indenture permits the Corporation to incur or allow to exist any other Security Interest or Security Interests if the amount of Indebtedness secured under the Security Interest or Security Interests does not exceed 5% of the Corporation's Consolidated Net Tangible Assets.

        The Indenture covenant restricting Security Interests will not restrict the Corporation's ability to sell its property and other assets and will not restrict any subsidiary of the Corporation from creating, assuming or otherwise having outstanding any Security Interests on its assets.

Other Indenture Covenants

        Except to the extent that covenants are modified, deleted or added with respect to any series of debt securities, as provided in an applicable Prospectus Supplement with respect to such series of debt securities, the Corporation will covenant with respect to each series of debt securities to (1) duly and punctually pay amounts due on the debt securities; (2) maintain an office or agency where debt securities may be presented or surrendered for payment, where debt securities may be surrendered for registration of transfer or exchange and where notices and demands to the Corporation may be served; (3) deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate stating whether or not the Corporation is in default under the Indenture; (4) pay before delinquency, taxes, assessments and governmental charges and lawful claims for labour, materials and supplies which, if unpaid, might by law become a lien upon the property of the Corporation, subject to the right of the Corporation to contest the validity of a charge, assessment or claim in good faith; and (5) maintain and keep in good condition properties used or useful in the conduct of its business and make necessary repairs and improvements as in the judgment of the Corporation are necessary to carry on the Corporation's business; provided, that the Corporation may discontinue operating or maintaining any of its properties if, in the judgment of the Corporation, the discontinuance is desirable in the conduct of the Corporation's business and not disadvantageous in any material respect to the holders of the debt securities.

        Subject to the provision described under the heading "— Mergers, Consolidations and Sales of Assets" below, the Corporation will also covenant that it will do all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided that the Corporation is not required to preserve any right or franchise if the board of directors of the Corporation determines that preservation of the right or franchise is no longer desirable in the conduct of the business of the Corporation and that its loss is not disadvantageous in any material respect to the holders of the debt securities.

Waiver of Covenants

        Except as otherwise provided in an applicable Prospectus Supplement with respect to any series of debt securities under the Indenture, the Corporation may omit in any particular instance to comply with any term, provision or condition in any covenant for such series, if before the time for such compliance the holders of a majority of the principal amount of the outstanding securities of the series waive compliance with the applicable term, provision or condition.

Mergers, Consolidations and Sales of Assets

        The Corporation may consolidate or amalgamate with or merge into or enter into any statutory arrangement for such purpose with any other person or convey, transfer or lease its properties and assets substantially as an entirety to any person, so long as, among other requirements:

  (a)
  the successor to the consolidation, amalgamation, merger or arrangement is organized under the laws of Canada, or any Province or Territory, the United States of America, or any State or the District of Columbia, and expressly assumes the obligation to pay the principal of and any premium and interest on all of the debt securities and perform or observe the covenants and obligations contained in the Indenture;

  (b)
  immediately after giving effect to the transaction, no Event of Default, or event which, after notice or lapse of time or both, would become an Event of Default, will have happened and be continuing; and

  (c)
  if, as a result of any such consolidation, amalgamation, merger or arrangement, properties or assets of the Corporation would become subject to a mortgage, pledge, lien, security interest or other encumbrance which would not be permitted by the Indenture, the Corporation or such successor, as the case may be, shall take such steps as shall be necessary effectively to secure the senior debt securities equally and ratably with (or prior to) all indebtedness secured thereby.

        Upon any consolidation, amalgamation, merger or arrangement of the Corporation or conveyance, transfer or lease of properties and assets of the Corporation substantially as an entirety, the successor to the Corporation will succeed to every right and power of the Corporation under the Indenture, and the Corporation will be relieved of all obligations and covenants under the Indenture and the debt securities.

Payment of Additional Amounts

        Unless otherwise specified in an applicable Prospectus Supplement, the Corporation will, subject to the exceptions and limitations set forth below, pay to the holder of any debt security who is a non-resident of Canada under the Income Tax Act (Canada) such additional amounts as may be necessary so that every net payment on such debt security, after deduction or withholding by the Corporation or any of its paying agents for or on account of any present or future tax, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed by the government of Canada (or any political subdivision or taxing authority thereof or therein) (collectively, "Canadian Taxes") upon or as a result of such payment, will not be less than the amount provided in such debt security or in such coupon to be then due and payable (and the Corporation will remit the full amount withheld to the relevant authority in accordance with applicable law). However, the Corporation will not be required to make any payment of additional amounts:

  (a)
  to any person in respect of whom such taxes are required to be withheld or deducted as a result of such person or any other person that has a beneficial interest in respect of any payment under the debt security not dealing at arm's length with the Corporation (within the meaning of the Income Tax Act (Canada));

  (b)
  to any person by reason of such person being connected with Canada (otherwise than merely by holding or ownership of any series of debt securities or receiving any payments or exercising any rights thereunder), including without limitation a non-resident insurer who carries on an insurance business in Canada and in a country other than Canada;

  (c)
  for or on account of any tax, assessment or other governmental charge which would not have been so imposed but for: (i) the presentation by the holder of such debt security or coupon for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later; or (ii) the holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of, any such taxes, assessment or charge;

  (d)
  for or on account of any estate, inheritance, gift, sales, transfer, personal property tax or any similar tax, assessment or other governmental charge;

  (e)
  for or on account of any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment to a person on a debt security if such payment can be made to such person without such withholding by at least one other paying agent the identity of which is provided to such person;

  (f)
  for or on account of any tax, assessment or other governmental charge which is payable otherwise than by withholding from a payment on a debt security; or

  (g)
  for any combination of items (a), (b), (c), (d), (e) and (f);

nor will additional amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of Canada (or any political subdivision thereof) to be included in the income for Canadian federal income tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such debt security.

        The Corporation will furnish to the holders of the debt securities, within 30 days after the date of the payment of any Canadian Taxes is due under applicable law, certified copies of tax receipts or other documents evidencing such payment.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context additional amounts are, were or would be payable in respect thereof.

Redemption

        If and to the extent specified in an applicable Prospectus Supplement, the debt securities of a series will be subject to redemption at the time or times specified therein, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice. Notice of redemption of the debt securities of such series will be given once not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Tax Redemption

        Unless otherwise specified in an applicable Prospectus Supplement, each series of debt securities will be subject to redemption at any time at a redemption price equal to the principal amount of the debt securities, together with accrued and unpaid interest to the date fixed for redemption, upon the giving of the notice as described above, if the Corporation (or its successor) determines that (1) as a result of (A) any amendment to or change (including any announced prospective change) in the laws or related regulations of Canada (or the Corporation's successor's jurisdiction of organization) or of any applicable political subdivision or taxing authority or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority announced or becoming effective on or after the date of the applicable Prospectus Supplement under which the debt securities of such series are offered, the Corporation has or will become obligated to pay, on the next interest payment date for the debt securities of such series, additional amounts with respect to any debt security of such series as described under "— Payment of Additional Amounts" above, or (2) on or after the date of the applicable Prospectus Supplement under which the debt securities of such series are offered, any action has been taken by any taxing authority of, or any decision has been rendered by a court in, Canada (or the Corporation's successor's jurisdiction of organization) or any applicable political subdivision or taxing authority, including any of those actions specified in (1) above, whether or not the action was taken or decision rendered with respect to the Corporation, or any change, amendment, application or interpretation is officially proposed, which, in the opinion of the Corporation's counsel, will result in the Corporation becoming obligated to pay, on the next interest payment date, additional amounts with respect to any debt security of such series, and the Corporation has determined that the obligation cannot be avoided by the use of reasonable available measures.

Provision of Financial Information

        The Corporation will file with the Trustee, within 15 days after it files them with the SEC, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Corporation is required to file with the SEC pursuant to Section 13 or 15(d) of the U.S. Exchange Act. If the Corporation is not required to file such information, documents or reports with the SEC, then the Corporation will file with the Trustee such periodic reports as the Corporation files with the securities commission or corresponding securities regulatory authority in each of the Provinces of Canada within 15 days after it files them with such securities commissions or securities regulatory authorities.

Events of Default

        Unless otherwise specified in an applicable Prospectus Supplement relating to a particular series of debt securities, the following events are defined in the Indenture as "Events of Default" with respect to debt securities of any series:

  (a)
  the failure of the Corporation to pay when due the principal of or premium (if any) on any debt securities of that series or, if the debt securities of that series are convertible into other securities, any amounts due upon the conversion of the debt securities of that series;

  (b)
  the failure of the Corporation, continuing for 30 days, to pay any interest due on any debt securities of that series;

  (c)
  the failure of the Corporation to deposit any sinking fund payment due on any debt securities of that series;

  (d)
  the breach or violation of any covenant or condition (other than as referred to in (a) and (b) above), which continues for a period of 60 days after notice from the Trustee or from holders of at least 25% of the principal amount of all outstanding debt securities of that series, in either case, if such covenant or condition applies to the debt securities of that series;

  (e)
  default in payment at maturity, including any applicable grace period, or default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders' Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders' Equity and, if such Indebtedness has not already matured in accordance with its terms, such indebtedness has been accelerated, if such Indebtedness has not been discharged or such acceleration shall not have been rescinded or annulled within a period of 10 days after there shall have been given, by registered or certified mail, to the Corporation by the Trustee or to the Corporation and the Trustee by the holders of at least 25% of the principal amount of the outstanding debt securities of that series a written notice specifying the default and requiring the Corporation to cause such

    Indebtedness to be discharged or cause such acceleration to be rescinded or annulled, provided that if the Indebtedness is discharged or the applicable default under the indebtedness is waived, then the Event of Default under the Indenture will be deemed waived;

  (f)
  certain events of bankruptcy, insolvency or reorganization involving the Corporation; or

  (g)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default occurs and is continuing with respect to any series of debt securities, then and in every such case the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such affected series may, subject to any subordination provisions thereof, declare the entire principal amount (or, if the debt securities of that series are original issue discount debt securities, such portion of the principal amount as may be specified in the terms of that series) of all debt securities of such series and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to the Corporation and the Trustee under certain circumstances (which include payment or deposit with the Trustee of outstanding principal, premium and interest, unless the Prospectus Supplement applicable to an issue of debt securities otherwise provides), may rescind and annul such acceleration.

        The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding debt securities of a series affected by an Event of Default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of such series.

        No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series affected by such Event of Default, (b) the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of such series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security.

Modification and Waiver

        Modifications and amendments of the Indenture may be made by the Corporation and the Trustee with the consent of the holders of a majority of the principal amount of the outstanding debt securities of each series issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series: (1) change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security; (2) reduce the principal amount of, or the premium, if any, or the rate of interest, if any, on any debt security; (3) change the place of payment; (4) change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security; (5) impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; (6) adversely affect any right to convert or exchange any debt security; (7) reduce the percentage of principal amount of outstanding debt securities of such series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (8) modify the provisions of the Indenture relating to subordination in a manner that adversely affects the rights of the holders of debt securities; or (9) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

        The holders of a majority of the principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indenture, including the covenants and events of default. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the debt securities may be amended or supplemented, without the consent of any holder of debt securities, in order, among other purposes, to cure any ambiguity or inconsistency or to make any change that does not have an adverse effect on the rights of any holder of debt securities.

Defeasance

        The Indenture provides that, at its option, the Corporation will be discharged from any and all obligations in respect of the outstanding debt securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or United States government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities of such series ("Defeasance") (except with respect to the authentication, transfer, exchange or replacement of debt securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if among other things (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States stating that (a) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that the holders of the outstanding debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency ("CRA") to the effect that the holders of such outstanding debt securities of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities of such series include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.

        The Indenture provides that, at its option, the Corporation may omit to comply with covenants, including the covenants described above under the heading "Covenants", and such omission shall not be deemed to be an Event of Default under the Indenture and the outstanding debt securities upon irrevocable deposit with the Trustee, in trust, of money and/or United States government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding debt securities ("Covenant Defeasance"). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (1) the Corporation has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (2) the Corporation has delivered to the Trustee an opinion of counsel in Canada or a ruling from the CRA to the effect that the holders of such outstanding debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding debt securities include holders who are not resident in Canada); (3) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing on the date of such deposit; (4) the Corporation is not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada); (5) the Corporation has delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and (6) other customary conditions precedent are satisfied.

Consent to Jurisdiction and Service

        Under the Indenture, the Corporation agrees to appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its authorized agent for service of process in any suit or proceeding arising out of or relating to the debt securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the city of New York, and irrevocably submits to such jurisdiction.

Governing Law

        The debt securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF SHARE CAPITAL

        In this section, the terms "Corporation" and "Enbridge" refer only to Enbridge Inc. and not to its subsidiaries. The following sets forth the terms and provisions of the existing capital of the Corporation. The following description is subject to, and qualified by reference to, the terms and provisions of the Corporation's articles and by-laws. The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preference shares, issuable in series.

Common Shares

        Each common share of the Corporation entitles the holder to one vote for each common share held at all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, to receive dividends if, as and when declared by the board of directors of the Corporation, subject to prior satisfaction of preferential dividends applicable to any preference shares, and to participate rateably in any distribution of the assets of the Corporation upon a liquidation, dissolution or winding up, subject to prior rights and privileges attaching to the preference shares.

        Under the dividend reinvestment and share purchase plan of the Corporation, registered shareholders may reinvest their dividends in additional common shares of the Corporation or make optional cash payments to purchase additional common shares, in either case, free of brokerage or other charges.

        The registrar and transfer agent for the common shares in Canada is CST Trust Company at its principal transfer offices in Vancouver, British Columbia, Calgary, Alberta, Winnipeg, Manitoba, Toronto, Ontario, Montréal, Québec and Halifax, Nova Scotia. The co-registrar and co-transfer agent for the common shares in the United States is Computershare Shareowner Services LLC at its principal office in Jersey City, New Jersey.

Shareholder Rights Plan

        The Corporation has a shareholder rights plan (the "Shareholder Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any take-over bid for the Corporation. Rights issued under the Shareholder Rights Plan become exercisable when a person, and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding common shares without complying with certain provisions set out in the Shareholder Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition or announcement occur, each rights holder, other than the acquiring person and its related parties, will have the right to purchase common shares of the Corporation at a 50% discount to the market price at that time. For further particulars, reference should be made to the Shareholder Rights Plan, a copy of which may be obtained by contacting the Manager, Investor Relations, Enbridge, 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8; telephone: 1-800-481-2804; fax: 403-231-5780; email: investor.relations@enbridge.com.

Preference Shares

Shares Issuable in Series

        The preference shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form such series and shall, subject to the limitations set out in the articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the preference shares of such series, except that no series shall be granted the right to vote at a general meeting of the shareholders of the Corporation or the right to be convertible or exchangeable for common shares, directly or indirectly.

        For preference shares issued that are to be convertible into other securities of the Corporation, including other series of preference shares, no amounts will be payable to convert those preference shares.

Priority

        The preference shares of each series shall rank on a parity with the preference shares of every other series with respect to dividends and return of capital and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preference shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Voting Rights

        Except as required by law, holders of the preference shares as a class shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation, provided that the rights, privileges, restrictions and conditions attached to the preference shares as a class may be added to, changed or removed only with the approval of the holders of the preference shares given in such manner as may then be required by law, at a meeting of the holders of the preference shares duly called for that purpose.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe material Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including whether the payments of dividends on common shares or preference shares or payments of principal, premium, if any, and interest on debt securities payable to a non-resident of Canada will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe material United States federal income tax consequences to an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code) of the acquisition, ownership and disposition of any Securities offered thereunder, including, to the extent applicable, any such material consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

 PLAN OF DISTRIBUTION

        The Corporation may sell the Securities to or through underwriters, agents or dealers and also may sell the Securities directly to purchasers pursuant to applicable statutory exemptions or through agents.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers.

        The Prospectus Supplement relating to each series of the Securities will also set forth the terms of the offering of the Securities, including to the extent applicable, the initial offering price, the proceeds to the Corporation, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or re-allowed to dealers. Underwriters or agents with respect to Securities sold to or through underwriters or agents will be named in the Prospectus Supplement relating to such Securities.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation or from purchasers of the Securities for whom they may act as agents in the form of discounts, concessions or commissions. Any such commissions will be paid either using a portion of the funds received in connection with the sale of the Securities or out of the general funds of the Corporation.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        In connection with any offering of Securities, the underwriters, agents or dealers may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

RISK FACTORS

        Investment in the Securities is subject to various risks. Before deciding whether to invest in any Securities, investors should consider carefully the risks incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and those described in any Prospectus Supplement.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the AIF and in the Corporation's management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2015 filed with the various securities regulatory authorities, which is incorporated by reference in this Prospectus.

LEGAL MATTERS

        Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters relating to Canadian law in connection with the offering of Securities will be passed upon for the Corporation by McCarthy Tétrault LLP, Calgary, Alberta, Canada.

        The partners and associates of McCarthy Tétrault LLP as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class or series of the Corporation.

EXPERTS

        The consolidated annual financial statements of the Corporation for the years ended December 31, 2015 and 2014 incorporated by reference in this Prospectus have been so incorporated in reliance on the audit reports, which are also incorporated by reference in this Prospectus, of PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, on the authority of such firm as experts in auditing and accounting. In connection with the audit of the Corporation's consolidated annual financial statements for the year ended December 31, 2015, PricewaterhouseCoopers LLP confirmed that they are independent to the Corporation within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta.

 DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC either separately or as exhibits to the registration statement of which this Prospectus forms a part: the documents listed herein under "Documents Incorporated by Reference"; the consent of PricewaterhouseCoopers LLP; certain powers of attorney; the Indenture; appointment of agent for service of process and undertaking on Form F-X; and the Statement of Eligibility of the Trustee on Form T-1.

ENFORCEMENT OF CIVIL LIABILITIES

        The Corporation is a Canadian corporation, and the majority of its assets and operations are located, and the majority of its revenues are derived, outside the United States. The Corporation has appointed Enbridge (U.S.) Inc. as its agent to receive service of process with respect to any action brought against it in any federal or state court in the United States arising from any offering conducted under this Prospectus. However, it may not be possible for investors to enforce outside the United States judgments against the Corporation obtained in the United States in any such actions, including actions predicated upon the civil liability provisions of the United States federal and state securities laws. In addition, certain of the directors and officers of the Corporation are residents of Canada or other jurisdictions outside of the United States, and all or a substantial portion of the assets of those directors and officers are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon those persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal and state securities laws.

US$

Enbridge Inc.

US$                    % Fixed-to-Floating Rate Subordinated Notes Series 2017-A due 2077
Preference Shares, Series 2017-A Issuable Upon Automatic Conversion

Prospectus Supplement
July     , 2017

Joint Book-Running Managers

Deutsche Bank Securities	Barclays	Citigroup

Credit Suisse	HSBC